UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: July 2008
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐  Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Yes ☐   No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
     Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 17, 2008	BELLUS Health Inc.
	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

The Material Change Report dated July 17, 2008, of BELLUS Health Inc. (the “Registrant”) submitted with this Form 6-K is hereby incorporated by reference into, and as exhibits to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
BELLUS Health Inc. (“BELLUS Health”)
275 Armand Frappier Blvd.
Laval, Quebec
H7V 4A7
Item 2 Date of Material Change
     July 15, 2008
Item 3 News Release
     A press release was disseminated by CNW Telbec on July 16, 2008 from Laval.
Item 4 Summary of Material Change
BELLUS Health has signed a definitive agreement to purchase capital stock of Innodia Inc. for a purchase price of approximately $1.3 million, plus certain adjustments described in item 5.
Item 5 Full Description of Material Change
     5.1 Full Description of Material Change
On July 16, 2008, BELLUS Health announced that it has signed a definitive agreement to purchase capital stock of Innodia Inc. This will result in the BELLUS Health Group owning 100% of the capital stock, thereby acquiring all of the business of Innodia including the intellectual property assets related to its diabetes and obesity projects. BELLUS Health has also effectively regained the rights to a diabetes project and certain compounds previously licensed by it to Innodia and, as a result, now holds the exclusive rights to BELLUS Health’s diabetes platform and all related compounds. Innodia Inc. is a private company engaged in developing compounds for the treatment of diabetes, obesity and related metabolic conditions and diseases.

The purchase price, in the amount of approximately $1.3 million including the purchase of the outstanding debt from Investissement Québec, will be paid by the issuance from treasury of BELLUS Health common shares. Additional consideration consisting either in treasury shares or cash, at the option of BELLUS Health, is conditionally payable on the first anniversary of the closing of the transaction, contingent upon the determination of the value of certain assets at that time. The total purchase price is expected to approximate the net assets of Innodia. Innodia has secured credit facilities available of approximately $3 million and tax losses of more than $25 million.
The Toronto Stock Exchange has issued an approval letter in respect of the transaction subject to customary conditions. A significant number of the shares to be issued will be subject to a hold period under applicable securities legislation.
     5.2 Disclosure for Restructuring Transactions
     N/A
Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102
     This report is not being filed on a confidential basis.
Item 7 Omitted Information
     N/A
Item 8 Executive Officer
Dr. Lise Hébert
Vice-President, Corporate Communications
450.680.4570
Item 9 Date of Report
     July 17, 2008

SHARE PURCHASE AGREEMENT
THIS AGREEMENT is made on the 15th day of July, 2008.

BY AND AMONG:	BELLUS HEALTH INC., a corporation organized under the Canada Business Corporations Act,

(herein referred to as the “Purchaser”)

AND:	[ ] The names of all of the Shareholders of Innodia have been redacted]

AND:

(hereinafter individually referred to as a “Selling Shareholder” and collectively the “Selling Shareholders”)

AND:	INNODIA INC.

(herein referred to as the “Corporation”)

     WHEREAS the Corporation conducts the Business (as defined below);
     WHEREAS the Selling Shareholders are currently and will immediately prior to Closing be the registered and beneficial owners of all the outstanding shares of the Corporation, other than the Purchaser’s Innodia Shares (collectively, with the Warrants, as hereinafter defined, the “Shares”);
     WHEREAS the Selling Shareholders are currently and will immediately prior to Closing be the registered and beneficial owners of all of the outstanding warrants to purchase shares of the Corporation, other than (i) warrants held by [ ] The name of a third party holding warrants cancelled pursuant to this Agreement has been redacted and (ii) Purchaser’s Innodia Warrants (the “Warrants”);
     WHEREAS the Purchaser wishes to purchase and the Selling Shareholders wish to sell the Shares on the terms and subject to the conditions of this Agreement.
NOW THEREFORE, THIS AGREEMENT WITNESSETH:
ARTICLE 1
DEFINITIONS
In this Agreement, the following terms shall have the following meaning:

“116(2) Certificate” has the meaning ascribed thereto in Section 4.1;
“116(4) Certificate” has the meaning ascribed thereto in Section 4.1;
“1098 Certificate” has the meaning ascribed thereto in Section 4.1;
“1100 Certificate” has the meaning ascribed thereto in Section 4.1;
“ABCP” means all of the asset backed commercial paper currently held by the Corporation having a face value of $7,000,000;
“ABCP Book Value” means five million, seven hundred and seventy-five thousand dollars ($5,775,000);
“ABCP Fair Market Value” means the fair market value of the ABCP, on the first anniversary of the Closing Date, excluding interest, as determined by the Purchaser by referring to the published market value on the first anniversary of the Closing Date, including any amount of principal received in cash by the Corporation on account of the ABCP between the Closing Date and the first anniversary thereof, or if no market exists for the ABCP at such time, then the value of the ABCP, excluding interest, shall be any amount of principal received in cash by the Corporation on account of the ABCP between the Closing Date and the first anniversary thereof plus the estimated discount liquidation value of the balance of the ABCP as determined by a national or international independent valuator or chartered accounting firm appointed by the Purchaser, whose decision shall be final and binding on the parties and whose costs shall be deducted from the fair market value of the ABCP on a dollar for dollar basis;
“Affiliate” has the meaning set forth in the Canada Business Corporations Act, as amended;
“Agreement” means this agreement together with the preamble and all schedules attached hereto, the whole as may be amended, supplemented or restated from time to time;
“Annual Statements” shall have the meaning ascribed thereto in Section 6.17;
“Applicable Environmental Laws” has the meaning ascribed thereto in Section 6.29;
“Articles of Incorporation” the articles of incorporation of the Corporation, as amended and the articles of incorporation or equivalent constating documents of the Subsidiaries;
“Assets” means all property and assets of the Corporation and of its Subsidiaries of every nature or kind and wheresoever situate, whether leased or owned;
“BELLUS Shares” means common shares in the share capital of the Purchaser;

“Biolevier Agreement” means that certain agreement dated concurrently herewith among the Purchaser, the Corporation and Investissement Québec setting forth the terms and conditions governing the Biolevier Transaction;
“Biolevier Loan” means that certain loan agreement by and between the Corporation and La Financière du Québec dated April 2, 2004, as amended;
“Biolevier Transaction” means that certain transaction by and between the Corporation, the Purchaser and Investissement Québec to be consummated concurrently with the transactions contemplated herein, whereby the Purchaser shall issue to Investissement Québec certain shares in the share capital of the Purchaser in consideration for the purchase of (i) all debts owed by the Corporation to Investissement Québec and security related to same, and (ii) the option to purchase shares of the Corporation currently held by Investissement Québec and the grant of a full, final and unconditional release by Investissement Québec in favour of the Corporation and the Subsidiaries of all obligations owing to Investissement Québec;
“Business” means the business of the Corporation and all of its Subsidiaries, including but not limited to, research and development and commercialization of compounds for the treatment of obesity, diabetes and associated or other conditions and diseases;
“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Montreal, Québec;
“By-Laws” means the general by-laws of the Corporation currently in effect and the general by-laws or equivalent of the Subsidiaries;
“Closing” has the meaning ascribed thereto in Article 3;
“Closing Date” has the meaning ascribed thereto in Article 3;
“Closing Time” has the meaning ascribed thereto in Article 3;
“Confidential Information” has the meaning ascribed thereto in Section 8.4;
“Corporation” means Innodia Inc.;
“Corporation’s French Subsidiary” has the meaning ascribed thereto in Section 6.2;
“Co-sale Agreement” means that certain right of first refusal and co-sale agreement and all amendments thereto by and between the Corporation and certain of the Selling Shareholders dated May 7, 2003;
“CRA” means the Canada Revenue Agency;
“Debt Instrument” means any bond, debenture, promissory note or other instrument evidencing indebtedness for borrowed money or other liability;

“Encumbrance” shall mean: (i) any interest in property (whether real (immovable), personal (movable) or mixed, and whether tangible or intangible) which secures an obligation owed to, or a claim by, a Person other than the owner of such property, whether such interest is based on the common law, statute or contract, including, without limitation, any such interest arising from a lease, mortgage, hypothecation, charge, pledge, security agreement, conditional sale, trust receipt or deposit in trust, or arising from a consignment of bailment given for security purposes (other than a trust receipt or deposit given in the ordinary course of business which does not secure any obligation for borrowed money), (ii) any encumbrance upon such property which does not secure such an obligation, and (iii) any exception to or defect in the title to or ownership interest in such property, including, without limitation, reservations, rights of entry, possibilities of reversion, encroachments, easements, rights of way, restrictive covenants, licenses and profits a prendre;
“EQA” has the meaning ascribed thereto in Section 6.29;
“Federal Abeyance Letter” has the meaning ascribed thereto in Section 4.1(e);
“Federal Certificate” has the meaning ascribed thereto in Section 4.1(d);
“Financial Statements” has the meaning ascribed thereto in Section 6.17;
“First-Tier ABCP Differential” means 90.49% of the difference, whether positive or negative, between the ABCP Fair Market Value and the ABCP Book Value, up to a maximum of two-hundred and twenty-six thousand, two hundred and twenty-five dollars ($226,225);
“First Tranche Purchase Price” means two hundred and eighty-six thousand, four hundred twenty-four dollars ($286,424);
“First Tranche Shares” means a number of BELLUS Shares to be issued upon Closing equal to the First Tranche Purchase Price divided by the Market Price calculated on the date hereof, rounded down to the nearest whole share;
“GAAP” means Canadian generally accepted accounting principles as in effect from time to time, including those set forth in the Handbook of the Canadian Institute of Chartered Accountants, which are applicable to the circumstances as of the date of determination;
“Guarantee” means any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any like commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any Person;
“Hazardous Material” shall have the meaning ascribed thereto in Section 6.29;
“Indebtedness” shall mean, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (other than deposits, advances or excess payments accepted in connection with the sale by such Person of products or services in the ordinary course of business), (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase by such Person of products or services in the ordinary course of business), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to suppliers incurred in the ordinary course of business and paid when due), (vi) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance or security interest on property owned or acquired by such Person whether or not the obligations secured thereby have been assumed, (vii) all obligations of such Person under leases required to be accounted for as capital leases under generally accepted accounting principles, and (viii) all Guarantees of such Person.
“Indemnification Claim” shall have the meaning ascribed thereto in Section 9.3;
“Intellectual Property Rights” shall mean any and all, whether domestic or foreign, patents, patent applications, patent rights, trade secrets, confidential business information, formula, biological or chemical processes, compounds, cell lines, fungi, yeast, laboratory notebooks, algorithms, copyrights, mask works, claims of infringement against third parties, licenses, permits, license rights to or of technologies, contract rights with employees, consultants or third parties, tradenames, trademarks, trademark applications, trademark rights, domain names, inventions and discoveries, and other such rights generally classified as intangible, intellectual property assets in accordance with generally accepted accounting principles;
“Interim Statements” shall have the meaning ascribed thereto in Section 6.17;
“Investor Rights Agreement” means that certain investor rights agreement and all amendments thereto by and between the Corporation and certain of the Selling Shareholders dated May 7, 2003;
“Laws” means all applicable common law and federal, state, provincial, municipal, local and foreign statutes, codes, ordinances, decrees, rules, regulations, by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies and guidelines, and “Law” means any of the foregoing;
“Licenses” means all licenses, permits, franchises, approvals, consents, waivers, exemptions, authorizations, certificates of occupancy and similar rights and privileges of the Corporation;
“Losses” has the meaning ascribed thereto in Section 9.2;

“Market Price” means the volume weighted average trading price of the BELLUS Shares, calculated by dividing the total value by the total volume of BELLUS Shares traded for the five (5) trading days immediately preceding the applicable date on the TSX;
“Material Adverse Effect” means a state of fact or event which, individually or together with any other state of facts or events, has, or which may reasonably be expected to have, a material adverse change in or effect on the earnings, operations, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operation of the Corporation or the Business, in each case taken as a whole;
“Material Agreement” has the meaning ascribed thereto in Section 6.9;
“MRQ” means the Ministère du Revenue du Québec;
“NASDAQ” has the meaning described thereto in Section 11.11 hereof;
“Non-Resident Shareholder” has the meaning ascribed thereto in Article 4;
“ordinary course” means, with respect to an action taken by a Person, that such action is:
(a)	consistent with the past practices of such Person and the common practice in such Person’s industry; and

(b)	taken in the ordinary course of the normal day-to-day operations of such Person;
“Person” means an individual, corporation, cooperative, partnership, trust, unincorporated association, entity or governmental authority, agency or body;
“Proceeding” has the meaning ascribed hereto in Section 6.7;
“Provincial Abeyance Letter” has the meaning ascribed thereto in Section 4.1(k);
“Provincial Certificate” has the meaning ascribed thereto in Section 4.1(j);
“Purchase Price” means the First Tranche Purchase Price plus the Second Tranche Purchase Price;
“Purchaser’s Innodia Shares” means the 1,904,464 common shares and 835,547 class A1 preferred shares of the Corporation held by [] Name of shareholder has been redacted (which represents part of the interest of [] Name of shareholder has been redacted in the Corporation);
“Purchaser’s Innodia Warrants” means the warrants to purchase 292,679 common shares of the Corporation held by [] Name of shareholder has been redacted (which represents part of the warrants to acquire 512,566 common shares of the Corporation held by [] Name of shareholder has been redacted);
“Québec Act” shall mean the Taxation Act (Québec), as amended;

“Remittance Date” has the meaning ascribed thereto in Section 4.1(b);
“Second-Tier ABCP Differential” means fifty-four and one half percent (54.50%) of the amount by which the ABCP Fair Market Value less the ABCP Book Value exceeds two-hundred and fifty thousand dollars ($250,000);
“Second Tranche Purchase Price” an amount equal to the greater of (a) one million, one hundred and thirty-one thousand, one hundred twenty-five dollars ($1,131,125) plus the First-Tier ABCP Differential plus the Second-Tier ABCP Differential less the Undisclosed Liability Amount and (b) zero;
“Second Tranche Shares” that number of BELLUS Shares issuable on the first anniversary of the Closing Date, at the option of the Purchaser, equal to the Second Tranche Purchase Price divided by the Market Price calculated on the day of the first anniversary of the Closing Date, rounded down to the nearest whole share;
“Securities Laws” means any federal or state securities laws within the United States or federal, provincial or territorial securities laws within Canada, together with any rules and regulations thereunder;
“Selling Shareholder’s Shares” means, in respect of each Selling Shareholder, the shares and warrants to purchase shares held by such Selling Shareholder in the share capital of the Corporation other than 1,904,464 common shares and 835,547 class A1 preferred shares of the Corporation and warrants to purchase common shares of the Corporation held by [] Name of shareholder has been redacted representing a principal amount of CDN$1,659,747 (which represents part of the interest of [] Name of shareholder has been redacted in the Corporation);
“Shares” has the meaning ascribed thereto in the recital hereof;
“Subscription Agreements” means, collectively, the Share Purchase Agreement dated May 7, 2003 by and among the Corporation, [] Name of shareholders have been redacted; the Share Purchase Agreement between the Corporation and [] Name of shareholder has been redacted dated July 14, 2003; and the Share Purchase Agreement between the Corporation and the [] Name of shareholder has been redacted dated September 3, 2003.
“Subsidiaries” has the meaning ascribed thereto in Section 6.2;
“Survival Period” has the meaning ascribed thereto in Section 9.3;
“Tax” and “Taxes” has the meaning ascribed thereto in Section 6.11;
“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder; and
“TSX” has the meaning ascribed thereto in Section 11.11 hereof;

“Undisclosed Liability Amount” means any amounts owing to the Purchaser pursuant to a claim for indemnification hereunder and all amounts subject to an Indemnification Claim as at the first anniversary of the Closing Date;
“Warrants” has the meaning ascribed thereto in the recitals hereof.
ARTICLE 2
PURCHASE AND SALE
2.1 Purchase and Sale of Shares
     The Purchaser, in reliance upon the representations, warranties, covenants and agreements of the Selling Shareholders and the Corporation contained herein and subject to the terms and conditions of the present Agreement, hereby agrees to purchase from each of the Selling Shareholders on the Closing Date such Selling Shareholder’s Shares and each of the Selling Shareholders hereby agrees that on the Closing Date it shall sell, transfer, assign and deliver to the Purchaser all of its Selling Shareholder’s Shares free and clear of any Encumbrances in consideration for the Purchase Price, allocated as set forth opposite its name in the attached Exhibit 2.1.
2.2 Payment of Purchase Price
(a)	Subject to Article 4, the First Tranche Purchase Price shall be payable to each Selling Shareholder hereto by the issuance of the First Tranche Shares upon Closing allocated as set forth in Exhibit 2.1;

(b)	Subject to Article 4, the Second Tranche Purchase Price shall be payable to each Selling Shareholder, allocated as set forth on Exhibit 2.1 by either (i) the issuance of the Second Tranche Shares on the first anniversary of the Closing Date to the extent that the BELLUS Shares are still listed on the TSX or (ii) payment of the Second Tranche Purchase Price in cash (by cheque or wire transfer) on the first anniversary of the Closing Date, at the sole option of the Purchaser. For greater certainty, the holders of common shares of the Corporation shall not be entitled to any portion of the Second Tranche Purchase Price.
     In the event that there are any claims, demands, suits, proceedings or actions of any kind or nature brought by any third party prior to the first anniversary of the Closing Date containing allegations which, if true, would constitute a misrepresentation, breach of warranty or failure to fulfil a covenant or obligation on the part of such Selling Shareholder or the Corporation under this Agreement, then the amount of such claim, demand, suit, proceeding or action shall be withheld from the payment of the Second Tranche Purchase Price until such claims, demands, suits, proceedings or actions are settled either by a final judgment of a court or through a settlement between the parties thereto and thereafter shall be dealt with in accordance with the provisions of Section 9.2 hereof, if applicable.
An illustration of the payment of the Purchase Price is attached hereto as Exhibit 2.2.

ARTICLE 3
CLOSING
The date of Closing shall be two (2) Business Days following the obtaining of the approval of the transactions contemplated herein by the TSX, including the approval of the listing of the First Tranche Shares and the Second Tranche Shares by the TSX, or such later date as the Selling Shareholders and the Purchaser shall mutually agree (the “Closing Date”), and all events required to occur on the Closing Date pursuant hereto (the “Closing”) shall take place at 10:00 a.m. (the “Closing Time”) on the Closing Date at the Montreal offices of Davies Ward Phillips & Vineberg LLP. The delivery of all documents and actions taken at the Closing shall all be considered parts of a simultaneous transaction and no delivery of documents or action taken shall be considered completed until all required documents have been delivered and other required action taken.
At Closing, upon fulfillment of all of the conditions set forth herein which have not been waived in writing by each of the Selling Shareholders or the Purchaser in accordance with Article 13 hereof, each of the Selling Shareholders shall sell and the Purchaser shall purchase from each of the Selling Shareholders, the Selling Shareholder’s Shares and make payment of the Purchase Price, all as set forth herein.
ARTICLE 4
WITHHOLDING
In respect of the Purchase Price payable to the Selling Shareholders who are non-residents of Canada for the purposes of the Tax Act on the date hereof as set forth on Schedule 5.6 (each, a “Non-Resident Shareholder”), such Non-Resident Shareholders hereby undertake to comply with the provisions and requirements of section 116 of the Tax Act and sections 1098 and following of the Québec Act.
4.1 First Tranche Withholding
In respect of the First Tranche Purchase Price, the parties agree that the Purchaser shall withhold BELLUS Shares from the First Tranche Purchase Price as follows:
(a)	If, prior to the Closing Date, the Non-Resident Shareholder has not delivered to the Purchaser a certificate issued by the CRA under subsection 116(2) of the Tax Act (a “116(2) Certificate”) in a form and substance acceptable to the Purchaser and its counsel, then the Purchaser is entitled to and shall withhold from the First Tranche Purchase Price payable to such Non-Resident Shareholder an amount equal to 25% of the First Tranche Purchase Price otherwise payable to the Non-Resident Holder;

(b)	If, prior to the thirtieth (30th) day of the month following the month in which the Closing occurs, or, if such day is not a Business Day, the Business Day immediately preceding such day (the “Remittance Date”), the Non-Resident Shareholder delivers to the Purchaser a certificate of compliance issued by the CRA under subsection 116(4) of the Act (a “116(4) Certificate”) in form and substance acceptable to the Purchaser and its counsel, then the Purchaser shall pay forthwith to such Non-Resident Shareholder the amount withheld pursuant to Paragraph 4.1(a);
(c)	If, on or prior to the Remittance Date, the Non-Resident Shareholder has delivered to the Purchaser a 116(2) Certificate in form and substance acceptable to the Purchaser and its counsel, then the Purchaser shall:
i.	pay, from the amount withheld in accordance with Paragraph 4.1(a), to the Receiver General for Canada, twenty-five percent (25%) of the amount, if any, by which the First Tranche Purchase Price payable to the Non-Resident Shareholder exceeds the amount of the certificate limit set out in the 116(2) Certificate; and

ii.	pay to the Non-Resident Shareholder the balance, if any, of the amount withheld pursuant to Paragraph 4.1(a);
(d)	If neither a 116(4) Certificate nor a 116(2) Certificate (together a “Federal Certificate”) has been delivered to the Purchaser by the Non-Resident Shareholder prior to the Remittance Date, then the Purchaser shall (subject to Paragraph 4.1(e)) remit the amount withheld in accordance with Paragraph 4.1(a) to the Receiver General for Canada;

(e)	If neither a 116(4) Certificate nor a 116(2) Certificate with a certificate limit at least equal to the amount of the First Tranche Purchase Price payable to the Non-Resident Shareholder has been delivered to the Purchaser by the Non-Resident Shareholder prior to the Remittance Date but the CRA delivers an abeyance letter to the Purchaser prior to such date in form and substance acceptable to the Purchaser and its counsel, stating that no interest or penalty will be levied on amounts withheld by the Purchaser pending the issuance of either Federal Certificate (the “Federal Abeyance Letter”), then in such circumstances the Purchaser shall continue to hold the amount withheld in accordance with Paragraph 4.1(a) until the earlier of:
i.	the issuance of the Federal Certificate, in which case the provisions of Paragraph 4.1(b) will apply immediately; and

ii.	such time as the CRA revokes or adversely modifies the Federal Abeyance Letter (or otherwise gives a notice indicating that the Purchaser may no longer be fully protected from penalties and interest), in which case the provisions Paragraph 4.1(d) will apply immediately;
(f)	Forthwith following a written request from a Non-Resident Shareholder, the Purchaser shall pay out from the amount withheld in accordance with Paragraph 4.1(a) above some or all of that amount to the Receiver General for Canada in the amount so requested;

(g)	If, prior to the Closing Date, the Non-Resident Shareholder has not delivered to the Purchaser a certificate issued by the MRQ under subsection 1098 of the Québec Act (a “1098 Certificate”) in form and substance acceptable to the Purchaser and its counsel, then the Purchaser is entitled to and shall withhold from the First Tranche Purchase Price payable to the Non-Resident Shareholder an amount equal to 12% of the portion of the First Tranche Purchase Price otherwise payable to the Non-Resident Shareholder;

(h)	If, prior to the Remittance Date the Non-Resident Shareholder delivers to the Purchaser a certificate of compliance issued by the MRQ under subsection 1100 of the Québec Act (a “1100 Certificate”) in form and substance acceptable to the Purchaser and its counsel, then the Purchaser shall pay forthwith to the Non-Resident Holder the amount withheld pursuant to Paragraph 4.1(g);

(i)	If, on or prior to the Remittance Date, the Non-Resident Shareholder has delivered to the Purchaser a 1098 Certificate in a form and substance acceptable to the Purchaser and its counsel, then the Purchaser shall:
i.	pay, from the amount withheld in accordance with Paragraph 4.1(g), to the MRQ, 12% of the amount, if any, by which the First Tranche Purchase Price payable to such Non-Resident Shareholder exceeds the amount of the certificate limit set out in the 1098 Certificate; and

ii.	pay to such Non-Resident Shareholder the balance, if any, of the amount withheld pursuant to Paragraph 4.1(g);
(j)	If neither a 1100 Certificate nor a 1098 Certificate (each of these certificates being hereinafter referred to as a “Provincial Certificate”) has been delivered to the Purchaser by the Non-Resident Shareholder prior to the Remittance Date, then the Purchaser shall (subject to 4.1(k)) remit the amount withheld in accordance with Paragraph 4.1(g) to the MRQ;

(k)	If neither a 1100 Certificate nor a 1098 Certificate with a certificate limit at least equal to the amount of the First Tranche Purchase Price has been delivered to the Purchaser by the Non-Resident Shareholder prior to the Remittance Date but the MRQ delivers an abeyance letter to the Purchaser prior to such date in form and substance acceptable to the Purchaser and its counsel, stating that no interest or penalty will be levied on amounts withheld by the Purchaser pending the issuance of either Provincial Certificate (the “Provincial Abeyance Letter”), then in such circumstances the Purchaser shall continue to hold the amount withheld in accordance with Paragraph 4.1(g), until the earlier of:
i.	the issuance of the Provincial Certificate, in which case the provisions of Paragraph 4.1(h) will apply immediately; and

ii.	such time as the MRQ revokes or adversely modifies the Provincial Abeyance Letter (or otherwise gives a notice indicating that the Purchaser may no longer be fully protected from penalties and interest), in which case the provisions of Paragraph 4.1(j) will apply immediately;
(l)	Forthwith following a written request from a Non-Resident Shareholder, the Purchaser shall pay out from the amount withheld in accordance with Paragraph 4.1(g) above some or all of that amount to the MRQ in the amount so requested.
4.2 Second Tranche Withholding
     In respect of the Second-Tranche Purchase Price payable to Non-Resident Shareholders, such Non-Resident Shareholders agree as follows:
(a)	The Purchaser shall withhold from the Second Tranche Purchase Price BELLUS Shares or cash, as applicable, in an amount equal to 25 % of the amount by which the Purchase Price payable to the Non-Resident Shareholder exceeds the greater of (i) the First Tranche Purchase Price payable to the Non-Resident Shareholder and (ii) the certificate limit fixed on a 116(2) Certificate, if any, delivered to the Purchaser by the Non-Resident Shareholder prior to the first anniversary of the Closing Date, provided however that no amount shall be withheld if a 116(4) Certificate has been delivered to the Purchaser by the Non-Resident Shareholder in accordance with Section 4.1 prior to the first anniversary of the Closing Date;

(b)	Any amount withheld pursuant Section 4.2(a) shall be promptly remitted to the Receiver General for Canada;

(c)	The Purchaser shall withhold from the Second Tranche Purchase Price BELLUS Shares or cash, as applicable, in an amount equal to 12% of the amount by which the Purchase Price payable to the Non-Resident Shareholder exceeds the greater of (i) the First Tranche Purchase Price payable to the Non-Resident Shareholder and (ii) the certificate limit fixed on a 1098 Certificate, if any, delivered to the Purchaser by the Non-Resident Shareholder prior to the first anniversary of the Closing Date, provided however that no amount shall be withheld if a 1100 Certificate has been delivered to the Purchaser by the Non-Resident Shareholder in accordance with Section 4.1 prior to the first anniversary of the Closing Date;

(d)	Any amount withheld pursuant to Section 4.2(c) shall be promptly remitted to the MRQ.
4.3 Indemnity
     Each Non-Resident Shareholder (jointly and not solidarily) agrees to indemnify BELLUS for any amounts payable by BELLUS under subsection 116(5) of the Tax Act and section 1101 of the Québec Act in respect of the sale of the Shares under this Agreement, such indemnity not to exceed, in respect of a particular Non-Resident Shareholder, the total of:
(a)	thirty-seven percent (37%) of the amount, if any, by which the First Tranche Purchase Price payable to the Non-Resident Shareholder exceeds the fair market value (as determined on the date that BELLUS is required to remit an amount in respect of the First Tranche Purchase Price to a tax authority under Section 4.1) of the BELLUS Shares withheld in respect of the Non-Resident Shareholder pursuant to Section 4.1;
(b)	thirty-seven percent (37%) of the amount, if any, by which the maximum amount that could be paid by BELLUS to the Non-Resident Shareholder under the Second Tranche Purchase Price exceeds the fair market value (as determined on the date that BELLUS is required to remit an amount in respect of the Second Tranche Purchase Price to a tax authority under Section 4.2) of the property withheld in respect of the Non-Resident Shareholder pursuant to Section 4.2; and

(c)	any penalties and interest payable by BELLUS in respect of the amounts determined under (a) and (b).
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE
SELLING SHAREHOLDERS WITH RESPECT TO THEMSELVES
     Each Selling Shareholder hereby represents and warrants to and in favour of the Purchaser, as of the date hereof and as of the Closing Date, in respect of itself only, individually and not on a solidary (joint and several) basis, as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into the transactions contemplated by this Agreement.
5.1 Incorporation, Standing and Qualification of the Selling Shareholders
     Each Selling Shareholder that is a corporation is a corporation duly incorporated, validly existing and in good standing under the laws of Canada.
5.2 Authorization of Agreement
     Each Selling Shareholder has the full and legal right and authority to enter into and perform its obligations under this Agreement and the execution, delivery and performance by the Selling Shareholder of this Agreement and all other documents contemplated by this Agreement to be delivered by it have been or will be duly and validly authorized by all the required corporate and shareholder action, as applicable, to the extent that such Selling Shareholder is a corporation, and this Agreement has been duly executed by such Selling Shareholder.
5.3 Enforceability
     This Agreement constitutes, or upon the execution hereof shall constitute, a valid and binding obligation of each Selling Shareholder, enforceable against each Selling Shareholder in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganisation or other similar Laws affecting the enforcement of the rights of creditors or others generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

5.4 No Bankruptcy
     There has not been filed any petition or application, or any proceeding commenced which has not been discharged, by or against the Selling Shareholder, with respect to any assets of such Selling Shareholder under any Law relating to bankruptcy, reorganization, fraudulent transfer, compromise, arrangements, insolvency, readjustment of debt or creditors’ rights, and no assignment has been made by such Selling Shareholder for the benefit of its creditors.
5.5 Title to Shares
     Each Selling Shareholder owns its Selling Shareholder’s Shares as set forth on Schedule 5.5 hereto with good and marketable title, free and clear of all Encumbrances, and upon Closing the Purchaser will acquire valid, marketable and indefeasible title to such Selling Shareholder’s Shares, free and clear of any Encumbrance. No Person other than the Purchaser has any agreement, option, understanding or commitment for the purchase or other acquisition from any of the Selling Shareholders of any of the Selling Shareholder’s Shares, except as set forth in the Investor Rights Agreement and the Co-sale Agreement, both of which shall be terminated prior to Closing.
5.6 Residency
     Except as set forth on Schedule 5.6 hereto, the Selling Shareholders are not non-residents of Canada for the purposes of the Tax Act;
5.7 No Broker’s Fee
     None of the Selling Shareholders have engaged an investment banker, broker, finder, agent or similar intermediary or incurred any obligation or liability for broker’s or finder’s fees in connection with the transactions contemplated by this Agreement.
5.8 Actions Respecting Shares
     There are no actions, suits, proceedings or claims pending or, to the knowledge of the Selling Shareholders, threatened against or relating to such Selling Shareholder or with respect to or in any manner affecting the ownership by the Selling Shareholder of such Selling Shareholder’s Shares or which would adversely affect the ability of such Selling Shareholder to execute and deliver this Agreement and/or consummate the sale by the Selling Shareholder of such Selling Shareholder’s Shares.
5.9 Consents
     The execution, delivery and performance of this Agreement by the Selling Shareholder and the consummation by the Selling Shareholder of the transactions contemplated herein does not require any authorizations, consents, approvals or notification of, or filings, registrations, qualifications or recordings with, any governmental, regulatory or other authority, excluding those which have been obtained and no consent of any other third party is required to be obtained by such Selling Shareholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transaction contemplated hereby.

5.10 Annual Statements
     Each of the Selling Shareholders accept the Annual Statements as presented to them.
5.11 [ ] Name of shareholder has been redacted.
     [ ] Name of shareholder has been redacted (and none of the other Selling Shareholders) represents and warrants in respect of itself that it has the requisite power and authority to sign this agreement on behalf of [ ] Name of shareholder has been redacted.
ARTICLE 6
REPRESENTATIONS AND WARRANTIES
OF THE CORPORATION
The Corporation hereby represents and warrants to and in favour of the Purchaser in respect of the Corporation and, as the case may be, its Subsidiaries, as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into the transactions contemplated by this Agreement.
6.1 Incorporation, Standing and Qualification of the Corporation
     The Corporation is a corporation duly incorporated, validly existing and in good standing under the laws of Canada. The Corporation is registered under an Act respecting the legal publicity of sole proprietorships, partnerships and legal persons (Québec), has not failed to file an annual declaration thereunder, has not failed to comply with a request made under section 38 thereof and is not in the process of dissolving under such act. The Corporation has requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted. The Corporation is not qualified as a foreign corporation in any jurisdiction; the nature of the Corporation’s business and the ownership or lease of its property does not require it to become qualified as a foreign corporation in any other jurisdiction.
6.2 Subsidiaries
     Except for Innodia SAS, a company organized under the laws of France (the “Corporation’s French Subsidiary”) and 4126335 Canada Inc., (collectively with the Corporation’s French Subsidiary, the “Subsidiaries”) all of the shares of which are owned by the Corporation, neither the Corporation nor any Subsidiaries (i) owns of record or beneficially, directly or indirectly, (A) any shares of capital stock of any other corporation or (B) any participating interest in any partnership, joint venture or other non-corporate business enterprise, or (ii) controls, directly or indirectly, any other entity.
6.3 Incorporation, Standing and Qualification of 4126335 Canada Inc.
     4126335 Canada Inc. is a corporation duly incorporated, validly existing and in good standing under the Canada Business Corporations Act. 4126335 Canada Inc. is registered under an Act respecting the legal publicity of sole proprietorships, partnerships and legal persons (Québec), has not failed to file an annual declaration thereunder, has not failed to comply with a request made under section 38 thereof and is not in the process of dissolving under such act. 4126335 Canada Inc. has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted. 4126335 Canada Inc. is not qualified as a foreign corporation in any jurisdiction; the nature of 4126335 Canada Inc.’s business and the ownership or the lease of its property does not require it to become qualified as a foreign corporation in any other jurisdiction.
6.4 Incorporation, Standing and Qualification of Innodia SAS
     The Corporation’s French Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of France. The Corporation’s French Subsidiary has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted. The Corporation’s French Subsidiary is not qualified as a foreign corporation in any jurisdiction; the nature of the Corporation’s French Subsidiary’s business and the ownership or the lease of its property does not require it to become qualified as a foreign corporation in any other jurisdiction. There does not exist any agreement or instrument nor any provision in the Articles of Incorporation or other corporate or contractual restrictions, covenants, obligations or any other restrictions under applicable Law which would prevent the Corporation from causing the Corporation’s French Subsidiary from being wound up.
6.5 Corporate Power and Authority
     The Corporation has the requisite power and authority to execute and deliver this Agreement and the other agreements and certificates contemplated hereby to which it is a party, to perform its obligations hereunder and thereunder, and to engage in the transactions contemplated hereby and thereby. The Corporation has taken all requisite corporate action to make valid and enforceable against it in accordance with their terms all the obligations of the Corporation set forth in this Agreement. This Agreement is the legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to laws of general application from time to time in effect that have an affect on creditors’ rights and the exercise of judicial discretion in accordance with general equitable principles.
6.6 Articles of Incorporation and By-Laws
     Exhibit A and Exhibit B contain true, correct and complete copies of the Articles of Incorporation and By-Laws, and all amendments to and restatements of each as of the date hereof.
6.7 Litigation; Compliance with Laws; Bankruptcy
6.7.1	Litigation. There is no action, suit, claim, litigation, proceeding, investigation, arbitration or governmental inquiry, at law or in equity, or before or by any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or arbitration involving private parties (collectively, a “Proceeding”) pending or, to the Corporation’s knowledge, threatened against the Corporation or its Subsidiaries or affecting any of their properties or assets, or, to the Corporation’s knowledge, against any officer, employee, consultant or holder of any of the capital stock of the Corporation or its Subsidiaries relating to the Corporation or its Subsidiaries or their business, nor, to the Corporation’s knowledge, has there occurred any event nor does there exist any condition on the basis of which it is reasonably likely that any such Proceeding might properly be instituted. There are no Proceedings pending or, to the Corporation’s knowledge, threatened (or any basis therefor known to the Corporation) which might call into question the validity of this Agreement or any action taken or to be taken pursuant hereto or thereto. Except as set forth in Schedule 6.7.1, there is no Proceeding by the Corporation or its Subsidiaries pending or threatened against others.

6.7.2	Compliance with Laws. The Corporation and its Subsidiaries have complied with, and are not in violation of or in default (with due notice or lapse of time or both) with respect to, all laws, governmental rules, governmental regulations, governmental orders, judgments, decrees, writs, injunctions and awards of any arbitration, court or governmental authority applicable to it and its business, operations, properties, assets, products and services, the violation of which would have a Material Adverse Effect on the Corporation or its Subsidiaries, and the Corporation and its Subsidiaries have all necessary permits, licenses and other authorizations required to conduct the Business as currently conducted and as proposed to be conducted. There is no existing law, governmental rule, governmental regulation or governmental order applicable to or binding upon the Corporation or its Subsidiaries, and the Corporation is not aware of any proposed law, governmental rule, governmental regulation or governmental order, whether federal or provincial, which would prohibit or materially restrict the Corporation or its Subsidiaries from, or otherwise materially adversely affect the Corporation or its Subsidiaries in, conducting the Business in any jurisdiction in which they are now conducting business or have proposed to conduct business.

6.7.3	Bankruptcy. Neither the Corporation nor its Subsidiaries have admitted in writing their inability to pay their debts generally as they become due, filed or consented to the filing against them of a petition in bankruptcy or a petition to take advantage of any insolvency act, made an assignment for the benefit of creditors, consented to the appointment of a receiver for themselves or for the whole or any substantial part of their property, or had a petition in bankruptcy filed against them, been adjudicated a bankrupt, or filed a petition or answer seeking reorganization or arrangement under the bankruptcy laws or any other law or statute of Canada or any other jurisdiction.
6.8 Burdensome and Conflicting Agreements; Violations of Articles of Incorporation
     Neither the Corporation nor its Subsidiaries are bound by any agreement or instrument nor subject to any provision in the Articles of Incorporation or other corporate restriction which has a Material Adverse Effect on the business, properties, operations, condition, prospects or affairs, financial or otherwise, of the Corporation or its Subsidiaries. Neither the Corporation

nor its Subsidiaries are in violation or default (with due notice or lapse of time or both) of the Articles of Incorporation, the By-Laws or other corporate restriction, or of any agreement or instrument to which they are a party or by which they or any of their assets are bound, except for violations or defaults of any agreement or instrument other than the Articles of Incorporation or By-Laws, which, individually or in the aggregate, would not have a Material Adverse Effect on the business, properties, operations or condition, prospects or affairs, financial or otherwise, of the Corporation or its Subsidiaries. Neither the authorization, execution, delivery and performance of this Agreement, nor the sale, and delivery of the Shares, nor the consummation of the transactions herein contemplated, nor the fulfillment of or compliance with the terms hereof will conflict with or result in a breach or default (with due notice or lapse of time or both) of any of the terms of the Articles of Incorporation or By-Laws or any other corporate restriction, or, of any statute, law, rule or regulation currently in force, or of any judgment, decree, writ, injunction, order or award of any arbitrator, court or governmental authority, or of any agreement or instrument, which is applicable to the Corporation or its Subsidiaries or by which the Corporation or its Subsidiaries or any of their assets are bound, or constitute a default (with due notice or lapse of time or both) thereunder, or result in the creation or imposition of any Encumbrance upon any of the assets of the Corporation or its Subsidiaries. Except as set forth on Schedule 6.8, neither the Corporation nor its Subsidiaries are required to give a notice to, make any filing with, or obtain any authorization, consent or approval of any third party (other than governmental agencies or instrumentalities) in order to consummate the transactions contemplated by this Agreement.
6.9 Material Agreements
     Except as set forth in Schedule 6.9 and Schedule 6.14, neither the Corporation nor its Subsidiaries are a party to any material written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement, or any other material agreement (the “Material Agreements”). Each of the Material Agreements is in full force and effect with no default (without regard to notice or lapse of time or both) by the Corporation, its Subsidiaries or, to the Corporation’s knowledge, by any other party thereto. There is no anticipated or threatened default or material failure of performance or observance of any obligations or conditions contained in the Material Agreements by the Corporation, its Subsidiaries, or, to the Corporation’s knowledge, by any other party thereto, and none of the foregoing parties nor the Corporation or any of its Subsidiaries has provided any notice of default or of its intention to terminate these agreements. Without limiting the generality of the foregoing, the Corporation has complied with all of its obligations towards certain Selling Shareholders, including, without limitation, under the Unsecured Debenture Purchase Agreement dated March 31, 2006 by and among the Corporation and certain Selling Shareholders, in particular, those obligations of the Corporation in favour of the Fondaction, Le Fonds de Développement de la Confédération des Syndicats Nationaux pour la Coopération et l’Emploi under Section 4.2 thereunder and those obligations of the Corporation in favour of the Fonds de Solidarité des Travailleurs du Québec (F.T.Q.) under Section 4.3 thereunder.
6.10 Governmental Approvals
     No registration or filing with, or consent or approval of or other action by, any federal, provincial, territorial or other governmental agency or instrumentality, Canadian or non-

Canadian, under laws and regulations thereof as now in effect is or will be necessary for the valid execution, delivery and performance by the Corporation of this Agreement.
6.11 Tax Returns and Payments
     The Corporation and its Subsidiaries have accurately prepared and timely filed all required tax returns and reports (other than those not required to be filed by applicable law or regulation), and the Corporation and its Subsidiaries have paid, or have adequately provided for the payment of, all taxes, levies, assessments and reassessments (if applicable under the tax laws to which such entity has been or is subject), penalties, interest and fines (including, without limitation, any income, profits, franchise, sales or goods and services, use, occupancy, excise, value added and municipal taxes, as well as any amount payable pursuant to applicable workers’ compensation legislation, employment insurance and to the Québec Pension Plan (in the case of the Corporation) or to any similar plan in the applicable jurisdictions where the business of the Corporation or its Subsidiaries has been or is conducted and any amounts required to be withheld or deducted at source by the Corporation or its Subsidiaries pursuant to applicable legislation), whether federal, state, provincial, territorial or municipal (collectively, the “Taxes”), imposed upon them or upon any of their assets, income or franchises, other than any such charges that are currently payable without penalty or interest, including, without limitation, all Taxes which the Corporation and its Subsidiaries are obligated to withhold from amounts owing to employees, creditors and third parties. Neither the Corporation nor any Subsidiary has made any invalid, late or excess designations or claims under the scientific research and experimental development tax credit provisions of the Tax Act or equivalent provincial legislation and the activities of the Corporation and/or the Subsidiaries for which such tax credits were received or claimed qualify as “scientific research and experimental development” within the meaning of the Tax Act and equivalent provincial legislation. Adequate reserves have been established for all Taxes accrued but not yet payable. There are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any tax return or the payment of any Tax by the Corporation or its Subsidiaries. There have been no deficiency assessments with respect to, or proposed adjustment of, the federal, provincial, territorial, state, local or other Taxes or income tax credits, Canadian or non-Canadian, of the Corporation or its Subsidiaries and none is pending or threatened; and there is no tax lien, whether imposed by any federal, provincial, territorial, state, local or other taxing authority, outstanding against the assets, properties or business of the Corporation or its Subsidiaries. All related party transactions entered into by the Corporation or its Subsidiaries have been entered into on arms length terms and conditions and otherwise in compliance with the applicable laws of each relevant jurisdiction.
6.12 ERISA
     Neither the Corporation nor its Subsidiaries make nor have they any present intention of making any contributions to any employee pension benefit plans for their employees which are or would be subject to the U.S. Employee Retirement Income Security Act of 1974, as amended.
6.13 Title to Assets and Condition
     Except as disclosed on Schedule 6.13, the Corporation and its Subsidiaries have good and marketable title to real (immovable) property and good and merchantable title to all of their assets (movable property) free of any Encumbrances except (i) Encumbrances in favour of vendors, carriers, warehousemen, mechanics, workers, persons carrying on construction or similar Encumbrances which are not material to the Corporation or its Subsidiaries, (ii) Encumbrances for current taxes not yet due and payable or being contested in good faith which are not material to the Corporation or its Subsidiaries, (iii) undetermined or inchoate Encumbrances arising in the ordinary course of business, a claim for which has not been filed or registered pursuant to applicable law which are not material to the Corporation or its Subsidiaries, and (iv) statutory liens incurred in connection with workers’ compensation, employment insurance and other social security legislation which are not material to the Corporation or its Subsidiaries. The Corporation and its Subsidiaries enjoy peaceful and undisturbed possession under all leases (both capital and operating leases) under which they are operating, and all said leases are valid and subsisting and in full force and effect. Any buildings, equipment and other tangible personal property of the Corporation and its Subsidiaries are in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put.
6.14 Intellectual Property Rights
6.14.1	The Corporation and its Subsidiaries own or have a valid right to use the Intellectual Property Rights being used and proposed to be used to conduct its business (i) as now conducted and (ii) as now proposed to be conducted. A complete list of the registered Intellectual Property Rights of the Corporation and the Subsidiaries is attached hereto as Schedule 6.14.1. A complete list of licenses, assignments, contract rights and registrations of the Intellectual Property Rights is attached hereto as Schedule 6.14.1. The conduct of the business of the Corporation and its Subsidiaries and the use by the Corporation and its Subsidiaries of the Intellectual Property Rights does not to the Corporation’s knowledge infringe any Intellectual Property Rights of a third party and neither the Corporation nor its Subsidiaries are aware of any infringement or breach by any third party of the Corporation or its Subsidiaries Intellectual Property Rights. Except as specified on Schedule 6.14.1, neither the Corporation nor its Subsidiaries have any obligation to compensate any Person for the use of any such Intellectual Property Rights and neither the Corporation nor its Subsidiaries have granted to or assigned to any Person any license or other right to use any of the Intellectual Property Rights of the Corporation or its Subsidiaries or otherwise licensed from others the Intellectual Property Rights of third parties, whether requiring the payment of royalties or not.

6.14.2	The Corporation or its Subsidiaries have taken all reasonable measures to protect and preserve the security, confidentiality and value of their Intellectual Property Rights, including, without limitation, their rights to patents, their trade secrets and other confidential information. Each employee of the Corporation and its Subsidiaries have signed one of the Corporation’s forms of confidentiality agreement, copies of which are attached hereto as Schedule 6.14.2, and each consultant of the Corporation to whom the Corporation has disclosed the Corporation’s proprietary and confidential information has executed either one of the Corporation’s standard forms of confidentiality agreement, as such forms may be amended from time to time, or such consultant’s form of confidentiality agreement. All of the patents owned or licensed by the Corporation and its Subsidiaries are presently valid and enforceable, and all of the trade secrets and other confidential information of the Corporation and its Subsidiaries are not part of the public domain or knowledge, nor have they been used, divulged or appropriated for the benefit of any Person other than the Corporation and its Subsidiaries or otherwise to the detriment of the Corporation and its Subsidiaries. The Corporation and its Subsidiaries are the exclusive owner of all rights, titles and interests in their Intellectual Property Rights as purported to be owned by the Corporation and its Subsidiaries, and such Intellectual Property Rights are valid and in full force and effect. Neither the Corporation nor its Subsidiaries nor any of their officers, employees or consultants have received notice of, and there are no claims pending or, to the Corporation’s knowledge, threatened that the Intellectual Property Rights owned or licensed by the Corporation or its Subsidiaries or the use or ownership thereof by the Corporation or its Subsidiaries infringes, violates or conflicts with any such right of any third party or are invalid or unenforceable.
6.15 Proprietary Information of Third Parties
     No third party has claimed or, to the Corporation’s knowledge, has reason to claim that any Person employed by or affiliated with the Corporation or its Subsidiaries has (a) violated or may be violating any of the terms or conditions of such Person’s employment, non-competition, nondisclosure or inventions agreement with such third party, (b) disclosed or may be disclosing or utilized or may be utilizing any trade secret or proprietary information or documentation of such third party or (c) interfered or may be interfering in the employment relationship between such third party and any of its present or former employees. No third party has requested information from the Corporation or its Subsidiaries that suggests that such a claim might be contemplated. To the Corporation’s knowledge, no Person employed by or affiliated with the Corporation or its Subsidiaries have employed or proposed to employ any trade secret or any information or documentation proprietary to any former employer, and no Person employed by or affiliated with the Corporation or its Subsidiaries have violated any confidential relationship which such Person may have had with any third party, in connection with the development, manufacture or sale of any product or proposed product or the development or sale of any service or proposed service of the Corporation, and the Corporation has no reason to believe there will be any such employment or violation. To the Corporation’s knowledge, none of the execution or delivery of this Agreement, or the carrying on of the Business as officers, employees or agents by any officer, director or key employee of the Corporation or its Subsidiaries, or the conduct or proposed conduct of the Business, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under any non-competition, non-disclosure or inventions agreement under which any such Person is obligated.
6.16 Capitalization; Outstanding Capital Stock; Conversion Notes
     The authorized share capital of the Corporation consists of 300,000,000 common shares (Voting), 100,000,000 class A preferred shares (Voting), 100,000,000 class A1 preferred shares (Voting) and 100,000,000 class B preferred shares (Voting) of which 3,306,453 common shares,

933,189 Class A preferred shares and 7,851,191 Class A1 preferred shares are currently issued and outstanding, which shares have been validly subscribed for and are issued and outstanding as fully paid and non-assessable. None of the Corporation’s issued and outstanding shares have been issued in violation of applicable Laws or the Articles of Incorporation or By-Laws and except as set forth above, there are no shares in the share capital or other equity securities of the Corporation outstanding. Except as set forth on Schedule 6.16, there are no outstanding subscriptions, warrants, options, rights, agreements, convertible or exchangeable securities or other commitments pursuant to which the Corporation is or may become obligated to issue, sell, purchase, return or redeem any shares in the share capital or other securities of the Corporation, nor is the Corporation committed to issue any such option, warrant, right or security or to allot or issue any of its unissued shares or to create any additional class of shares other than the warrants to purchase shares of the Corporation held by Investissement Québec which shall be purchased by the Purchaser at the Closing pursuant to the Biolevier Transaction. There are currently 1,070,167 outstanding options to purchase common shares of the Corporation outstanding pursuant to the Corporation’s employee stock option plan. All outstanding options under such plan shall be terminated prior to Closing.
6.17 Financial Statements
     The Corporation has made available to the Purchaser and the Purchaser is relying on the following financial statements: (i) in respect of the Corporation, audited consolidated balance sheet, consolidated statement of loss and deficit, and consolidated statement of cash flows, each for the year ended September 30, 2007, and notes thereto (the “Annual Statements”); and (ii) an audited consolidated balance sheet, consolidated statement of loss and deficit, and consolidated statement of cash flows, each for the 7 month period ending on April 30, 2008 and notes thereto (the “Interim Statements” and, collectively with the Annual Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP on a consistent basis throughout the periods indicated. The Financial Statements fairly present the financial condition and operating results of the Corporation as of the dates, and for the periods, indicated therein. Except as set forth in the Interim Statements, the Corporation and the Subsidiaries have no material liabilities, contingent or otherwise, other than (x) liabilities incurred in the ordinary course of business subsequent to April 30, 2008 and (y) obligations under contracts and commitments incurred in the ordinary course of business and not required to be reflected in the Financial Statements under GAAP, which, in both cases (x) and (y), individually or in the aggregate, do not exceed Fifty Thousand Dollars ($50,000).
6.18 Securities Laws
     The Corporation has complied and will comply with all applicable Securities Laws in connection with the sale and issuance of its Shares.
6.19 Insurance
     The Corporation and the Subsidiaries carry insurance with a financially sound and reputable insurance company, in such amounts and covering such risks as are adequate and customary for the type and scope of its property and business, but in any event in amounts sufficient to prevent the Corporation and the Subsidiaries from becoming a co-insurer, and which such insurance includes, without limitation, directors’ and officers’ liability coverage in an amount of Five Million Canadian Dollars (CDN$5,000,000).
6.20 Transactions with Affiliates
     Except for agreements between the Corporation and the Corporation’s French Subsidiary, neither the Corporation, nor to the Corporation’s knowledge, any of the customers and suppliers of the Corporation, is a party to or bound by any agreement with any Affiliate of the Corporation.
6.21 Employees
     Set forth in Schedule 6.21 is a list of the names of each employee of the Corporation and its Subsidiaries, together with the title or job classification of each such person. Except as set forth in Schedule 6.21, none of such persons has an employment agreement or understanding, whether oral or written, with the Corporation or its Subsidiaries which is not terminable on notice by the Corporation or its Subsidiaries without cost or other liability to the Corporation or its Subsidiaries (except for the Corporation’s requirement to meet certain insurance benefit obligations and notice of termination obligations under applicable laws). Except as set forth in Schedule 6.21 or as contemplated by Section 11.9 hereof, no employee of the Corporation or its Subsidiaries has advised the Corporation or its Subsidiaries (orally or in writing) that he or she intends to terminate employment with the Corporation or its Subsidiaries. The Corporation and its Subsidiaries have complied in all material respects with all applicable laws, domestic and foreign, relating to the employment of labour, including provisions relating to wages, hours, equal opportunity, collective bargaining and the payment of social welfare and other taxes, and with applicable employee retirement income laws and regulations. All amounts due and owing or accrued due but not yet owing for all salary, wages, bonuses, commissions, vacation with pay, pension benefits or other employee benefits have been paid or if accrued are reflected in the Corporation’s books and records. All amounts payable by the Corporation to [ ] Name of employee has been redacted .pursuant to the termination agreement by and between [ ] Name of employee has been redacted and the Corporation have been paid.
6.22 Labour Relations
     No labour union or any representative thereof has made any attempt to organize or represent employees of the Corporation or its Subsidiaries. There are no unfair labour practice charges, pending trials with respect to unfair labour practice charges, pending grievance proceedings or adverse decisions of any labour relations board against the Corporation or its Subsidiaries or relating to the Corporation or its Subsidiaries’ employees or consultants. Neither the Corporation nor its Subsidiaries are in violation of any applicable statute, law or regulation relating to occupational safety and health. Furthermore, relations with employees and consultants of the Corporation and its Subsidiaries are good and there is no reason to believe that any labour difficulties will arise in the foreseeable future.
6.23 Assumptions or Guaranties of Indebtedness of other Persons
     Neither the Corporation nor its Subsidiaries have assumed or issued any Guarantee, endorsed or otherwise become directly or contingently liable on (including, without limitation,

liability by way of agreement, contingent or otherwise, to purchase, to provide funds for payment, to supply funds to or otherwise invest in any debtor or otherwise to assure any creditor against loss) any Indebtedness of any other Person.
6.24 Loans and Advances
     Neither the Corporation nor its Subsidiaries have made any loan or advance to any Person hereto, nor, is the Corporation or its Subsidiaries obligated or committed to make any such loan or advance, other than loans or advances made by the Corporation to the Corporation’s French Subsidiary.
6.25 Disclosure
     Neither this Agreement, nor any other agreement, document, certificate or written or oral statement furnished or made to the Purchaser or its counsel by the Corporation or on behalf of the Corporation by any of its officers or agents in connection with the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which they were made, not misleading. There is no fact which currently, or which, to the knowledge of the Corporation, in the future may (so far as the Corporation can reasonably foresee) have a Material Adverse Effect on the Business, properties, operations or condition, financial or otherwise, of the Corporation or its Subsidiaries (except for general economic conditions and climate which are beyond the control of the Corporation), which has not been set forth in this Agreement, including the Schedules and Exhibits hereto. Without limiting the foregoing, the Corporation’s does not have knowledge that there exists, or that there is pending or planned, any patent, invention, device, application or principle or any statute, rule, law, regulation, standard or code which would have a Material Adverse Effect on the business, prospects, operations, Intellectual Property Rights, affairs or financial condition of the Corporation or its Subsidiaries.
6.26 Books and Records
     The books of account, ledgers, order books, records and documents of the Corporation and its Subsidiaries accurately and completely reflect all material information relating to the business of the Corporation and its Subsidiaries, the nature, acquisition, maintenance, location and collection of the assets of the Corporation and its Subsidiaries, and the nature of all transactions giving rise to the obligations or accounts receivable of the Corporation and its Subsidiaries. The minute books and other corporate records of the Corporation and the Subsidiaries are complete and accurate in all material respects.
6.27 Foreign Practices
     Neither the Corporation nor its Subsidiaries nor any officer, director, employee or agent of the Corporation and its Subsidiaries, for the purpose of assisting the Corporation and its Subsidiaries in obtaining or retaining business for or with, or directing business to, any person has nor are engaged in making or authorizing any offer, payment, gift, promise to pay or to give anything of value to any governmental official, political party, or candidate for governmental office for purposes of (i) influencing any act or decision of such official in such official’s capacity, (ii) inducing such official to do or omit to do any act in violation of the lawful duty of such official or to use such official’s influence with any government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality, or (iii) securing for the Corporation or its Subsidiaries any improper advantage. There is not now, and there never has been, any employment by the Corporation or its Subsidiaries, or beneficial ownership in the Corporation or its Subsidiaries by, any governmental or political official in any country in the world.
6.28 U.S. Real Property Holding Corporation
     Neither the Corporation nor its Subsidiaries now own nor ever have owned, any interest in real (immovable) property (including, without limitation, any interest in a mine, well, or other natural deposit) located in the United States or the Virgin Islands or any interest (other than an interest solely as a creditor) in any corporation organized or doing business in the United States that owns or has owned any such interest in real property.
6.29 Environmental Matters
6.29.1	The Corporation and its Subsidiaries are in compliance with all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any Applicable Environmental Laws, or in any plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder. None of the real (immovable) properties currently leased or used or, to the Corporation’s knowledge, formerly owned, leased or used by the Corporation or its Subsidiaries or over which the Corporation or its Subsidiaries have or had charge, management or control has ever been used by any Person as a waste disposal site or as a licensed landfill, or has ever had asbestos, asbestos-containing materials, polychlorinated biphenyls, radioactive substances or aboveground or underground storage systems, active or abandoned, located on, at or under them. For purposes of this Agreement, the term “Applicable Environmental Laws” shall mean the Environmental Quality Act, RSQ, C.Q-2 (“EQA”) and any similar provisions of federal, provincial, territorial, state or local law in any jurisdictions where the properties of the Corporation and its Subsidiaries are located, and the regulations thereunder, and any other local, state, provincial, territorial and/or federal laws or regulations, whether currently in existence or hereafter enacted that govern.

6.29.2	The Corporation is not aware of, nor has the Corporation received notice of, any past present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent continued compliance, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, suit, proceeding, hearing or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, or hazardous or toxic material or waste.

6.29.3	To the knowledge of the Corporation, no Hazardous Material has been incorporated in, used on, stored on or under, released from, treated on, transported to or from, or disposed of on or from any property owned or leased by the Corporation or its Subsidiaries such that, under Applicable Environmental Laws (i) any such Hazardous Material would be required to be removed, cleaned-up or remediated before the property could be altered, renovated, demolished or transferred, or (ii) the owner or lessee of the property could be subjected to liability for the removal, clean-up or remediation of such Hazardous Material; and neither the Corporation nor its Subsidiaries have received any notification from any governmental bodies or other third parties relating to Hazardous Material on or affecting any property owned or leased by the Corporation or its Subsidiaries or relating to any potential or known liability under Applicable Environmental Laws arising from the ownership or leasing of any property. For purposes of this Agreement, “Hazardous Material” shall mean any substance which as of the date of this Agreement shall be identified as “hazardous” or “toxic” or otherwise regulated under Applicable Environmental Laws which has been or shall be determined at any time by any agency or court to be a hazardous or toxic substance under Applicable Environmental Law. The term “Hazardous Material” shall also include, without limitation, raw materials, building components, the products of any manufacturing or other activities on the properties, wastes, petroleum, and source, special nuclear or by-product material as defined by the United States Atomic Energy Act of 1954,42 U.S.C. §§ 3011 et. seq., as amended.

6.29.4	To the Corporation’s knowledge and belief, the property owned or leased by the Corporation and its Subsidiaries does not contain: (i) asbestos in any form; (ii) urea formaldehyde foam insulation; (iii) transformers or other equipment which contain dielectric fluid containing levels of polychlorinated biphenyls; (iv) radon; or (v) except for chemicals, materials and substances used in the ordinary course of the Corporation’s business, any other chemical, material or substance, the exposure to which is prohibited, limited or regulated by a federal, provincial, territorial, state or local government agency, authority or body, or which, even if not so regulated, to the Corporation’s knowledge, may or could pose a hazard to the health and safety of the occupants of the property or the owners or occupants of property adjacent to or in the vicinity of the property owned or leased by the Corporation or its Subsidiaries.
6.30 Absence of Certain Developments
     Except as provided in this Agreement any disclosure schedule or exhibit attached hereto, since April 30, 2008 neither the Corporation nor its Subsidiaries have (nor have they committed to):
6.30.1	issued any stock, bonds or other corporate securities or any rights, options or warrants with respect thereto;

6.30.2	borrowed any amount or incurred or become subject to any liabilities (absolute or contingent) except current liabilities incurred in the ordinary course of business;

6.30.3	discharged or satisfied any Encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business;

6.30.4	declared or made any payment or distribution of cash or other property to stockholders with respect to its stock, or purchased or redeemed, or made any agreements to purchase or redeem, any shares of its capital stock;

6.30.5	mortgaged or pledged any of its assets, tangible or intangible, or subjected them to any Encumbrances, except Encumbrances for current property taxes not yet due and payable;

6.30.6	sold, assigned or transferred any other tangible assets, or cancelled any debts or claims;

6.30.7	sold, assigned or transferred any patents, patent rights, trademarks, trade names, copyrights, trade secrets or other intangible assets or other Intellectual Property Rights, or disclosed any proprietary or confidential information to any Person not associated with the Corporation, unless such Person, prior to such disclosure executed and delivered a non-disclosure agreement in favour of the Corporation;

6.30.8	suffered any substantial casualty losses or waived any rights of material value, whether or not in the ordinary course of business or covered by insurance;

6.30.9	suffered any labour trouble, or any event or condition of any character, having a Material Adverse Effect on the business or plans of the Corporation;

6.30.10	entered into any other transaction other than in the ordinary course of business, or entered into any other material transaction, whether or not in the ordinary course of business; or

6.30.11	entered into any agreement that will limit its freedom to conduct business within the field of diabetes.
6.31 Operating Corporation Status
     The Corporation is an entity that is primarily engaged in the production or sale of a product or service other than the investment of capital such that the Corporation meets the requirements for qualification as an “operating company” as set forth in Title 29 of the U.S. Code of Federal Regulations at Reg. §2510.3-101 (c)(l).
ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser hereby represents and warrants to and in favour of the Selling Shareholders as of the date hereof and as of the Closing Date as follows and acknowledges that the Selling Shareholders are relying upon such representations and warranties in entering into the transactions contemplated by this Agreement.

7.1 Incorporation and Capacity
     The Purchaser is a corporation duly incorporated and organized under the Canada Business Corporations Act, and is a valid and subsisting corporation in good standing under such act and the Purchaser has the corporate power and authority to consummate the transactions contemplated hereby.
7.2 Authorization of Agreement
     The Purchaser has the full and legal right and authority to enter into and perform its obligations under this Agreement and the execution, delivery and performance by the Purchaser of this Agreement and all other documents contemplated by this Agreement to be delivered by it have been duly and validly authorized by all the required corporate and shareholder action and this Agreement has been duly executed by the Purchaser.
7.3 Issuance of BELLUS Shares
     All of the First Tranche Shares, and, if applicable, the Second Tranche Shares, will be validly issued and outstanding as fully paid and non-assessable shares in the share capital of the Purchaser. None of the First Tranche Shares or if applicable, the Second Tranche Shares, will be issued in violation of applicable Laws or Security Laws or the articles of incorporation of the Purchaser, as amended. The Purchaser shall use all reasonable commercial efforts to cause the First Tranche Shares to be listed and posted for trading on the TSX and the NASDAQ, without resale restrictions other than any such restrictions imposed by the TSX as a condition to its approval of the transactions contemplated herein, by the Closing Date and if the Second Tranche Purchase Price is paid by the issuance of Second Tranche Shares, the Second Tranche Shares will be listed and posted for trading on the TSX and the NASDAQ, without resale restrictions other than any such restrictions imposed by the TSX as a condition to its approval of the transactions contemplated herein, by the first anniversary of the Closing Date.
7.4 Enforceability
     This Agreement constitutes, or upon the execution hereof shall constitute, a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganisation or other similar Laws affecting the enforcement of the rights of creditors or others generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.
7.5 No Bankruptcy
     There has not been filed any petition or application, or any proceeding commenced which has not been discharged, by or against the Purchaser, with respect to any assets of the Purchaser under any Law relating to bankruptcy, reorganization, fraudulent transfer, compromise, arrangements, insolvency, readjustment of debt or creditors’ rights, and no assignment has been made by the Purchaser for the benefit of its creditors.

7.6 No Broker’s Fee
     The Purchaser has not engaged an investment banker, broker, finder, agent or similar intermediary or incurred any obligation or liability for broker’s or finder’s fees in connection with the transactions contemplated by this Agreement.
7.7 Consents
     Other than the approval of the TSX, the execution, delivery and performance of this Agreement by the Purchaser and the consummation of the transactions contemplated herein does not require any authorizations, consents, approvals or notification of, or filings, registrations, qualifications or recordings with, any governmental, regulatory or other authority, excluding those which have been obtained and no consent of any other third party is required to be obtained by the Purchaser in connection with the execution, delivery and performance of this Agreement or the consummation of the transaction contemplated hereby.
7.8 Actions Respecting Execution of Agreement
     There are no actions, suits, proceedings or claims pending or, to the knowledge of the Purchaser, threatened against or relating to the Purchaser which would adversely affect the ability of the Purchaser to execute and deliver this Agreement.
ARTICLE 8
COVENANTS AND AGREEMENTS OF THE SELLING
SHAREHOLDERS AND THE CORPORATION
Each of the Selling Shareholders and the Corporation, as the case may be, hereby covenants and agrees that from and after the date hereof and until the Closing Date:
8.1 Conduct of Business
     The Corporation shall conduct its Business only in the ordinary course and shall not take any action or omit to take any action that would cause any of the representations and warranties made by it in this Agreement to be untrue and shall ensure that no material change in any of the business policies or practices of the Corporation or its Subsidiaries are made without the prior written consent of the Purchaser. The Corporation will continue to faithfully perform all of the obligations required to be performed by it during such period of time under its present contracts and commitments and under any new contracts or commitments that it may make. Between the date hereof and the Closing Date, the Corporation shall confer with the Purchaser regarding operational matters of a material nature and otherwise periodically report to the Purchaser concerning the status of the Business. Each Selling Shareholder shall not take any action or omit to take any action that would cause any of the representations and warranties made by it in this Agreement to be untrue.
8.2 Non-Arms Length Dealing
     Except with the prior written approval of the Purchaser, the Corporation will not enter into or amend any existing agreement or arrangement with any Person with whom the

Corporation or with whom, to the knowledge of the Corporation, any of the Selling Shareholders, do not deal with at arm’s length;
8.3 Closing Conditions
     The Corporation shall: (a) use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to: (i) cause the conditions in Article 11 to be satisfied, (ii) consummate the transactions contemplated herein and (b) not take any action that will have the effect of unreasonably delaying, impairing or impeding the receipt of any authorizations, consents, orders or approvals to be sought pursuant to this Agreement.
8.4 Confidentiality
(a)	Each of the Selling Shareholders undertakes to the Purchaser that it will not, at any time following the Closing, disclose in any manner whatsoever to any Person, nor use, directly or indirectly, any Confidential Information related to the Business which they may have acquired in the course of their involvement with the Corporation and the Subsidiaries;

(b)	“Confidential Information” means information relating to:
(i)	the business affairs, know-how and trade secrets of the Corporation and the Subsidiaries;

(ii)	the customers and suppliers of the Corporation and the Subsidiaries or

(iii)	the present and contemplated services, techniques, modes of service, marketing, promotion, locations, sources of supply, sources of customers, sources of financing and the Intellectual Property Rights of the Corporation and any of its Subsidiaries;
but does not include information generally available to the public, information that was known or possessed by a Selling Shareholder prior to its disclosure by the Purchaser, or information that is independently discovered or developed by a Selling Shareholder; and
(c)	notwithstanding the foregoing, the Selling Shareholders may disclose Confidential Information as required by applicable Law or by a court order or in any legal or arbitration proceeding related to this Agreement or by the rules and regulations of any applicable securities commissions.
Each of the Selling Shareholders hereby further covenants and agrees that for so long as it holds any BELLUS Shares issued pursuant to this Agreement, it shall comply with all Securities Laws and all rules, regulations and policies of all stock exchanges upon which the BELLUS Shares may from time to time trade, including, without limitation, with all applicable seasoning periods and re-sale restrictions.

ARTICLE 9
SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND INDEMNITY
9.1 Survival
(a)	All of the representations and warranties made by the Corporation in this Agreement or pursuant hereto shall be continuing and shall survive the Closing for a period of two (2) years from the Closing Date, save and except for those representations and warranties to the extent that a breach thereof relates to liabilities, obligations, debts or claims for Taxes or the environment pursuant to Sections 6.11 and 6.29 respectively, which shall survive after the Closing until the expiration of the applicable prescription periods provided by law and any representation or warranty breached due to fraud or bad faith on the part of the Corporation which shall survive indefinitely. All of the representations and warranties made by the Selling Shareholders in this Agreement shall be continuing and shall survive indefinitely following the Closing. All statements made by any of the Selling Shareholders or the Corporation, as the case may be, contained in this Agreement or in any certificate, schedule, list, exhibit, document or other writing required to be delivered pursuant hereto or in connection with the transactions contemplated hereby shall be deemed representations and warranties of such Selling Shareholder or the Corporation, as the case may be, made in this Agreement or pursuant hereto.

(b)	All of the representations and warranties made by the Purchaser in this Agreement shall be continuing and shall survive indefinitely following the Closing. All statements made by the Purchaser contained herein or in any certificate, schedule, list, exhibit, document or other writing required to be delivered pursuant hereto or in connection with the transactions contemplated by this Agreement shall be deemed representations and warranties of the Purchaser made in this Agreement.
9.2 Indemnification by the Selling Shareholders
(a)	Each of the Selling Shareholders shall, individually and not on a solidary (joint and several) basis, and, for greater certainty, in the proportions set forth in the third column of Exhibit 2.1, indemnify the Purchaser and its Affiliates, and the respective officers, directors and employees of each of them and save each of them harmless from and against any and all claims, demands, losses, liabilities, damages, causes of action, proceedings, judgments, recoveries, deficiencies, costs and expenses (including, without limitation, interest, penalties and reasonable attorneys’ fees and disbursements and amounts paid in settlement), (hereinafter sometimes referred to collectively as “Losses”), suffered or sustained by the Purchaser and/or its Affiliates resulting from, arising out of or relating to, directly or indirectly:
(i)	any breach or falsity of any of the representations or warranties by the Corporation or such Selling Shareholder set forth in Article 5 or Article 6 or in any certificate or schedule provided to the Purchaser by such Selling Shareholder or the Corporation pursuant to this Agreement;
(ii)	any failure by such Selling Shareholder or the Corporation to observe or perform any covenant or obligation set forth in this Agreement to be observed or performed by it; and

(iii)	any claims, demands, suits, proceedings or actions of any kind or nature brought by any third party arising from the conduct of the Business prior to the Closing Date;
up to an aggregate amount not to exceed the Purchase Price received by such Selling Shareholder (which for the purposes hereof shall not include a deduction of the Undisclosed Liability Amount in the definition of Second Tranche Purchase Price).
9.3 Procedures for Indemnification
(a)	Except for indemnifications arising from third party claims, obligations of indemnification shall be satisfied within fifteen (15) days after written notice thereof from the Purchaser to the Selling Shareholders. Within thirty (30) days after obtaining knowledge thereof, the Purchaser shall promptly notify the Selling Shareholders in writing of any claim or demand which the Purchaser has determined has given or could give rise to a right of indemnification under this Agreement which notice shall contain the advice of the Purchaser as to the amount claimed (if then known an “Indemnification Claim”). The failure by the the Purchaser to give such notice shall not relieve the Selling Shareholders from any liability they shall otherwise have except to the extent the Selling Shareholders is actually prejudiced by such failure of notice. The Purchaser shall have the sole right to defend all third party claims and the Selling Shareholders shall have the right to consult and participate in such defense. The Purchaser shall diligently defend all claims which appear to it, acting reasonably, to have a likely chance of success.

(b)	The indemnification obligation contained in this Article 9 shall survive the Closing Date; provided, however, that any Losses indemnifiable hereunder shall be notified by the Purchaser within ninety (90) days following the expiry of the survival period of the relevant representation, warranty or covenant, as the case may be, in respect of which such Losses relate as set forth in Section 9.1 (the “Survival Period”). No claim for the recovery of any Losses hereunder may be asserted by the Purchaser after the expiration of the Survival Period; provided, however, that qualifying claims hereunder in writing made by the Purchaser with reasonable specificity prior to the expiration of the applicable Survival Period shall not thereafter be barred by the expiration of the applicable Survival Period, as the case may be.

ARTICLE 10
TERMINATION OF AGREEMENTS AND WAIVER OF DIVIDENDS
10.1 Termination of Agreements
     Effective immediately prior to the Closing, the parties hereto (other than the Purchaser) agree that each of the Investors Rights Agreement, the Co-sale Agreement and the Subscription Agreements are hereby terminated and each of the parties thereto hereby grant to the other a mutual release and discharge in respect of all matters covered by or arising from the Investor Rights Agreement, the Co-sale Agreement and the Subscription Agreements.
10.2 Acknowledgement Regarding Accrued but Undeclared Dividends
     All of the Selling Shareholders hereby agree that they do not have any rights outstanding, whether as a result of this transaction or otherwise, to be paid any dividends accruing but not declared on their Selling Shareholder Shares, and to the extent any such rights exist they are hereby waived.
ARTICLE 11
CLOSING CONDITIONS IN FAVOUR OF PURCHASER
The obligations of the Purchaser under this Agreement are subject to the fulfilment, prior to or on the Closing Date, of the following conditions.
11.1 Representations, Warranties and Covenants
(a)	Each of the representations and warranties of each of the Selling Shareholders and the Corporation contained in this Agreement shall be true and correct (i) as of the date hereof and (ii) in all material respects as of the Closing Date, with the same force and effect as if such representations and warranties had been made on and as of such date and the Corporation, in respect of representations and warranties made by it, shall deliver to the Purchaser a certificate dated as of the Closing Date and executed by a duly authorized representative of the Corporation to such effect.

(b)	The Selling Shareholders and the Corporation shall have performed in all material respects all covenants and agreements required to be performed by them and shall not be in default in any material respects under any of the provisions of this Agreement on or prior to the Closing Date and the Corporation, in respect of covenants and agreements made by it, shall deliver to the Purchaser a certificate dated as of the Closing Date and executed by a duly authorized representative of the Corporation to such effect.
11.2 No Material Adverse Effect
     No change or event shall have occurred since the date of the Financial Statements which has resulted, or which could be expected to result, in a Material Adverse Effect and the Corporation and the Subsidiaries shall not have suffered any loss or damage to any of its Assets that would materially affect or impair their ability to conduct the Business following Closing on substantially the same basis as conducted immediately prior to Closing.
11.3 No Litigation
     No action or proceeding shall have been instituted, or, to the knowledge of any of the Selling Shareholders, threatened, by any Person including any governmental or administrative agency and no order, decree or judgment of any governmental or administrative agency shall exist which, in either case, questions the validity of this Agreement or seeks to enjoin, restrict or restrain the consummation of the transactions contemplated by this Agreement or the right or ability of the Corporation and the Subsidiaires to operate the Business following Closing on substantially the same basis as conducted immediately prior to Closing.
11.4 Certificates
     The Selling Shareholders shall have delivered all such certified resolutions and certificates with respect to the Corporation as the Purchaser or its counsel may reasonably require and the Corporation shall have caused to be delivered a legal opinion, in form and substance as set forth in the draft legal opinion attached hereto as Schedule 11.4.
11.5 Consents
     To the extent that any contract requires the consent of any third party thereto as a result of the transactions contemplated hereby, such consent shall have been executed and delivered to the Purchaser, unless waived in writing by the Purchaser.
11.6 Corporate Action
     All requisite action by the board of directors of each Selling Shareholder, to the extent that such Selling Shareholder is a corporation, and the Corporation shall have been duly taken on or prior to the Closing Date to authorize and approve the consummation of the transactions contemplated hereby (including, without limitation, the transfer of the Shares to the Purchaser provided for herein), and each Selling Shareholder shall deliver to the Purchaser certified copies of each such resolution in respect of itself, as applicable.
11.7 Share Certificates
     Certificates representing all of the Selling Shareholder’s Shares shall be validly endorsed and delivered to the Purchaser at the time of Closing and share certificates representing the Shares shall be delivered to the Purchaser at the time of Closing.
11.8 Resignations
     At or prior to Closing, each officer and director of the Corporation as the Purchaser shall determine, shall resign and shall deliver to the Corporation a release and discharge in respect of all director and officer related claims.

11.9 Termination Agreement
     The Corporation shall have delivered a termination agreement by and between the Corporation and [ ] Name of employee has been redacted, executed by both parties. Such agreement shall contain a full and final release by [ ] Name of employee has been redacted in favour of the Corporation and shall provide that he be retained by the Corporation as a consultant in order to assist the Corporation in the preparation of financial statements, tax returns and other matters necessary for the transition of the Business of the Corporation and the Subsidiaries until January 31, 2009, the whole upon the terms and conditions and for the consideration set forth in such termination agreement.
11.10 Biolevier Transaction
     The Biolevier Transaction shall be consummated concurrently with the transactions contemplated herein at the Closing Time.
11.11 Termination of [ ] Name of former holder of warrants has been redacted Warrants.
     All outstanding warrants to purchase shares of the Corporation held by [ ] Name of former holder of warrants has been redacted shall be terminated.
11.12 Further Financing
     The Corporation shall have obtained or renewed a banking facility on the same terms as the offer of financing made on September 7, 2007 by the National Bank of Canada and accepted by the Corporation on September 13, 2007, for a period of at least one year from the Closing Date in an amount equal to the face value of the ABCP as at the Closing Date; and
11.13 Stock Exchange Approval
     The TSX and the NASDAQ shall have approved the issuance and the listing on the TSX and the NASDAQ of all of the BELLUS Shares issuable hereunder and under the Biolevier Transaction, on a registration and prospectus exempt basis and otherwise without conditions which, in the sole discretion of the Purchaser, would be unfavourable to the business of the Purchaser, including with respect to the Market Price.
11.14 Share Certificates
     Shares certificates in the names of each Selling Shareholder representing the First Tranche Shares issuable hereunder to each such Selling Shareholder shall be delivered to the Montreal offices of Osler, Hoskin & Harcourt LLP upon Closing and in the event that the Second Tranche Purchase Price is satisfied by the issuance of the Second Tranche Shares, then shares certificates in the names of each Selling Shareholder representing the Second Tranche Shares issuable hereunder to each such Selling Shareholder shall be delivered to the Montreal offices of Osler, Hoskin & Harcourt LLP upon the first anniversary of the Closing Date.

ARTICLE 12
CLOSING CONDITIONS IN FAVOUR OF THE SELLING SHAREHOLDERS
The obligations of the Selling Shareholders under this Agreement are subject to the fulfilment prior to or on the Closing Date of the following conditions:
12.1 Representations, Warranties and Covenants
(a)	Each of the representations and warranties of the Purchaser contained in this Agreement shall be true and correct (i) as of the date hereof and (ii) in all material respects as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date, and the Selling Shareholders shall have received a certificate signed by a duly authorized representative of the Purchaser to such effect; and

(b)	The Purchaser shall have performed in all material respects all covenants and agreements required to be performed by it and shall not be in default in any material respect under any of the provisions of this Agreement on or prior to the Closing Date and the Selling Shareholders shall have received a certificate signed by a duly authorized representative of the Purchaser to such effect.
12.2 Certified Copies of Resolution
     The Purchaser shall have delivered to the Selling Shareholders a certified copy of the resolution of the board of directors of the Purchaser approving the Agreement and the issuance of the BELLUS Shares as contemplated herein.
12.3 Governmental Approvals
     Any authorizations, consents or approvals of or filings, registrations, qualifications or recordings with any governmental, regulatory or other authority required to be obtained by the Purchaser in connection with the execution, delivery and performance of, and the consummation of the transactions contemplated in the present Agreement shall have been given or made, as the case may be.
12.4 No Litigation
     No action or proceeding shall have been instituted, or, to the knowledge of the Purchaser, threatened, by any Person including any governmental or administrative agency and no order, decree or judgment of any governmental or administrative agency shall exist which, in either case, questions the validity of this Agreement or seeks to enjoin, restrict or restrain the consummation of the transactions contemplated by this Agreement.
12.5 Corporate Action
     All requisite action by the board of directors of the Purchaser shall have been duly taken on or prior to the Closing Date to authorize and approve the consummation of the transactions contemplated hereby (including, without limitation, the issuance of the First Tranche Shares and the Second Tranche Shares to the Selling Shareholders provided for herein).
12.6 Stock Exchange Approval
     The TSX and the NASDAQ shall have approved the issuance and the listing on the TSX and the NASDAQ of all of the BELLUS Shares issuable hereunder and under the Biolevier Transaction, on a registration and prospectus exempt basis and otherwise without unfavourable conditions.
ARTICLE 13
EXTENSIONS AND WAIVERS
     A party may, by written agreement:
(a)	extend the time for the performance of any of the obligations or other acts of the other parties hereto;

(b)	waive any inaccuracies in the warranties, representations, covenants or other undertakings of other parties contained in this Agreement or in any document delivered pursuant to this Agreement; or

(c)	waive compliance with or modify any of the warranties, representations, covenants or other undertakings or other obligations of the other parties contained in this Agreement or waive or modify the performance thereof by any of the other parties hereto.
Any agreement on the part of a party for any such extension, modification or waiver shall be validly and sufficiently authorized for the purpose of this Agreement if given in writing appropriately signed by the party in whose favour such obligation, act, warranty, undertaking or representation enures. No other action, including but without limitation, any investigation, by or on behalf of a party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant, undertaking or obligation contained herein or in any modification or amendment hereto.
Waiver of performance or satisfaction of timely performance or satisfaction of any condition, covenant, requirement, obligation or warranty by one party shall not be deemed to be a waiver of the performance or satisfaction of any other condition, covenant, requirement, obligation or warranty unless specifically consented to in writing.
ARTICLE 14
ASSIGNMENT
This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the parties and their respective successors and assigns. The Purchaser may not assign this Agreement, in whole or in part, without the prior written consent of the Selling Shareholders, not to be unreasonably withheld and no Selling Shareholder may assign this Agreement, in whole or in part, without the prior written consent of the Purchaser, not to be unreasonably withheld.

ARTICLE 15
TAX ELECTION
The parties agree to cause the Corporation and, if necessary, in the Purchaser’s sole discretion, the Subsidiaries, to execute and file with the appropriate taxation authorities for the Corporation’s taxation year ending (because of the election referred to in this Article) immediately before the Closing Time the election referred to in subsection 256(9) of the Tax Act and any corresponding provision of any applicable provincial or territorial tax legislation pursuant to which such provisions will not apply and the effective time of the acquisition of control of the Corporation will be the Closing Time.
ARTICLE 16
WARRANTS
The Purchaser hereby agrees that it shall comply with all of the terms and conditions set forth in the instruments creating the Warrants as a transferee thereunder and the Corporation hereby agrees that it is satisfied with and consents to the transfer of the Warrants to the Purchaser in accordance with such instruments.
ARTICLE 17
BIOLEVIER COVENANT
Following the consummation of the Biolevier Transaction, the Purchaser agrees that it will not modify the covenant set forth in Article 8 of the Biolevier Agreement regarding retention of certain of the Corporation’s employees, without the prior written consent of the [ ] Name of shareholder has been redacted, not to be unreasonably withheld.
ARTICLE 18
NOTICES
Any notice or other communication permitted or required to be given hereunder by one party to the other shall be in writing and shall be delivered by hand or by courier service or by telecopier to the party entitled or required to receive the same, as follows:

IF TO PURCHASER:	BELLUS Health Inc. 275, Boulevard Armand-Frappier Laval, Québec H7V 4A7

Telecopier : 450-680-4501

Attention: Vice President, Finance & Chief Financial Officer, Vice President, General Counsel

COPY TO (which shall not constitute notice to Purchaser):

Davies Ward Phillips & Vineberg LLP 1501 McGill College Avenue 26th Floor

Montreal, Québec H3A 3N9

Telecopier: 514-841-6499

Attention: Richard D. Cherney

IF TO THE SELLING SHAREHOLDERS:

To its address set forth on Exhibit C;

WITH A COPY TO:

Osler, Hoskin & Harcourt LLP 1000 de La Gauchetière Street West Suite 2100 Montréal, Québec H3B 4W5 Canada Telecopier: 514-904-8101

Attention: Nathalie Beauregard
Notice delivered as aforesaid shall be deemed received on the date of actual delivery thereof. Each party may change its address by notice delivered in like manner. Notices and other communications may be signed by any officer of any party hereto or by their respective legal counsel.
ARTICLE 19
EXPENSES
Each of the Purchaser, the Corporation and each Selling Shareholder shall bear and pay all costs, expenses and fees (including, without limitation, counsel and accounting fees) incurred by it in connection with this Agreement and the transactions contemplated herein.
ARTICLE 20
KNOWLEDGE
For the purposes of this Agreement, “knowledge” or similar words with respect to any matter, shall mean the actual knowledge of any of the officers of the Corporation and the Subsidiaries with respect to such matter so long as each such individual can demonstrate that he has made due inquiry in the circumstances regarding the relevant matter or, if any such individual cannot so demonstrate, the actual and constructive knowledge that such individual would have had after making due inquiry regarding the relevant matter.

ARTICLE 21
TERMINATION AND ABANDONMENT
21.1 Date of Termination
     The transactions contemplated herein may be terminated and/or abandoned at any time, but not later than the Closing:
(a)	by mutual consent of the Selling Shareholders, the Corporation and the Purchaser;

(b)	by the Purchaser on or after July 31, 2008 if any of the conditions provided for in Article 11 of this Agreement shall not have been fulfilled or waived in writing by Purchaser prior to such date; or

(c)	by the Purchaser or by Selling Shareholders representing no less than thirty-five percent (35%) of the outstanding voting shares of the Corporation if Closing has not occurred prior to August 31, 2008.
21.2 Result of Termination
     In the event of termination and/or abandonment pursuant to Section 21.1(a), the parties shall send each other written notice thereof, in the event of termination and/or abandonment pursuant to Section 21.1(b), the Purchaser shall send the Selling Shareholders and the Corporation notice thereof and in the event of termination and/or abandonment pursuant to Section 21.1(c) hereof, the terminating party or parties shall send the other parties notice thereof and in all such cases the transactions contemplated by this Agreement shall be terminated and/or abandoned, without further action by Purchaser or the Selling Shareholders or the Corporation. If the transactions contemplated in this Agreement are terminated and/or abandoned as provided herein:
(a)	each party will redeliver all documents, work papers and other material of any other party related to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same;

(b)	all confidential information received by any party hereto with respect to the business of any other party or its subsidiaries shall be treated in accordance with Section 8.4 hereof, adapted as required; and

(c)	neither of the Selling Shareholders, the Corporation nor Purchaser shall have any liability or further obligation to the other, except as stated in subparagraphs (a) and (b) of this Section 21.2.
ARTICLE 22
INTEGRATED CONTRACT, WAIVER AND MODIFICATION
This Agreement (including the schedules and exhibits hereto and the other documents and certificates delivered pursuant to the terms hereof) represent the complete and entire understanding and agreement between the parties hereto with regard to all matters involved in this transaction and supersedes any and all prior agreements, whether written or oral. No agreements or provisions, unless incorporated herein, shall be binding on the parties hereto. This Agreement may not be modified or amended nor may any covenant, agreement, condition, requirement, provision, warranty or obligation contained herein be waived, except in writing signed by the parties or, in the event that such modification, amendment or waiver is for the benefit of one of the parties hereto and to the detriment of the other, then the same must be in writing signed by the party to whose detriment the modification, amendment or waiver enures.
ARTICLE 23
GOVERNING LAW
This Agreement shall be construed in accordance with and governed by the Laws of the Province of Québec and the Laws of Canada applicable therein.
ARTICLE 24
BINDING EFFECT
This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, personal representatives, successors and assigns.
ARTICLE 25
DESCRIPTIVE HEADINGS
The descriptive headings of the sections and articles of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
ARTICLE 26
ENFORCEABILITY OF PROVISIONS
If any provisions of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable, then the remaining provisions of this Agreement or the application of such provisions to Persons or circumstances other than those as to whom or which it is held invalid or unenforceable, shall not be affected thereby, and every provision hereof shall be valid and enforceable to the fullest extent permitted by law.
ARTICLE 27
PLURAL, SINGULAR, GENDER
When the context in which the words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and vice-versa. References to any gender shall include any other gender as may be applicable under the circumstances.
The terms “herein”, “hereof”, “hereunder”, and other words of similar import mean and refer to this Agreement as a whole and not merely as to the specific paragraph or clause in which the respective word appears, unless expressly so stated.

ARTICLE 28
PUBLICITY
None of the Selling Shareholders, nor the Corporation shall make or issue, or cause to be made or issued, any announcement or written statement concerning this Agreement or the transactions contemplated hereby for dissemination to the general public without the prior written consent of the Purchaser, except for any announcement or statement required to comply with applicable Laws and/or Securities Laws.
ARTICLE 29
CURRENCY
All references to currency in this Agreement are in Canadian dollars.
ARTICLE 30
COUNTERPARTS
This Agreement may be executed in any number of separate counterparts by any one or more of the parties thereto, and all of said counterparts taken together shall constitute one and the same instrument. Transmission of facsimile copies of signed original signature pages of this Agreement shall have the same effect as delivery of the signed originals.
ARTICLE 31
LANGUAGE
     The parties confirm that they have agreed that this Agreement and all related documents be drafted in English only. Les parties aux présentes confirment qu’elles ont accepté que la présente convention et tous les documents y afférents soient rédigés en anglais seulement.
ARTICLE 32
DELIVERY OF DOCUMENTS AND RECORDS
Contemporaneously with the Closing, each of the Selling Shareholders shall deliver to the Corporation (to the extent in the possession of such Selling Shareholder), minute books, stock transfer books, stock register, corporate seal, financial records, the ledgers, account books, permits and licenses, policies of insurance, tax returns, evidence or indications of ownership of the Corporation and the Subsidiaries in and to all of its assets, real, immovable, movable and personal property and all other documents, certificates or records of the Corporation and the Subsidiaries.
[Remainder of page intentional left blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above stated.

BELLUS HEALTH INC.		[ ] Names of shareholders have been redacted.

(signed) David Skinner
Per:

(signed) Mariano Rodriguez
Per:

INNODIA INC.

(signed) Louis Lacasse
Per:

Exhibit 2.1
Purchase Price Allocation

		Share of Second
	First Tranche	Tranche
Selling Shareholder	Consideration	Consideration (note 1)
[ ] Names of shareholders have been redacted.	$40,069	15.67%
[ ]	$48,149	18.83%
[ ]	$32,303	12.63%
[ ]	$34,310	—
[ ]	$21,831	8.54%
[ ]	$14,893	5.82%
[ ]	$11,623	—
[ ]	$5,811	—
[ ]	$4,381	1.71%
[ ]	$6,522	2.55%
[ ]	$10,916	4.27%
[ ]	$3,723	1.46%
[ ]	$2,566	1.01%
[ ]	$17,345	6.78%
[ ]	$17,345	6.78%

[ ]	$1,157	0.45%

		Share of Second
	First Tranche	Tranche
Selling Shareholder	Consideration	Consideration (note 1)
[ ]	$2,961	—
[ ]	$7,302	2.86%
[ ]	$2,921	1.14%
[ ]	$294	—
Note 1: Allocation of the Second Tranche Consideration not exceeding $1.5M will be fully allocated to the Selling Shareholders (excluding IQ).

Exhibit 2.2
Illustration of Purchase Price
The principle behind the Purchase Price is as follows. The aggregate purchase price, including the consideration being paid to Investissement Québec for the buyout of the Biolevier Loan, is $2,500,000 and is being paid in two tranches, each of $1,250,000, based upon the presumption that the value of the ABCP is $5,775,000, plus consideration payable to the holders of common shares as explained below. Investissement Québec will receive 39.77% of $2,500,000 in the first tranche, namely $994,250, leaving the Selling Shareholders, other than the holders of common shares of the Corporation, with a First Tranche Purchase Price of $255,750 ($1,250,000 — $994,250). The holders of common shares of the Corporation shall be paid $55,000 (to be added to $255,750 for a total of $310,750 payable under the first tranche) for their shares, which $55,000 is not included in the $2,500,000 set forth above. The $2,500,000 is an enterprise value. In fact, only 90.49% of the shares of Innodia are being purchased as 9.51% is already owned indirectly by BELLUS. This must be reflected in the determination of the Purchase Price.
The second tranche will be adjusted upwards or downwards depending on what the actual ABCP Fair Market Value is on the first anniversary of Closing and whether there are claims by BELLUS under the share purchase agreement. If the ABCP Fair Market Value exceeds $5,775,000 by more than $250,000, then Investissement Québec will participate in 39.77% of this adjustment for the excess of the difference.
Example 1:

ABCP Fair Market Value =	$7,000,000

First Tier ABCP Differential =	$7,000,000 - $5,775,000	= $1,225,000
but is capped at $226,225 and is therefore
= $226,225

Second Tier ABCP Differential =	54.50% * ($1,225,000 -$250,000)	= $531,375

Second Tranche Purchase Price =	$1,131,125+ 226,225 + 531,375 – (0)	= $1,888,725
(assuming no Undisclosed Liabilities).

Investissement Québec gets	39.77% * ($1,225,000-$250,000)	= $387,757.50

Total Purchase Price =	$2,356,799
	+ $55,000	(common shareholders)
	+ $1,225,000	(total adjustment)

	- 79,642.50	(adjustment allocated to shares already owned by BELLUS)

$3,557,156.5

Allocated Total Purchase Price =	$231,424	(Selling Shareholders, first tranche not including common shareholders)
	+ $55,000	(common shareholders)

	+ $994,250	(Investissement Québec, first tranche)
	+ $1,888,725	(Selling Shareholders, second tranche. Common shareholders do not participate)
	+ $387,757.50	(Investissement Québec, second tranche)

$3,557,156.5

Example 2

ABCP Fair Market Value =	$6,000,000

First Tier ABCP Differential =	$6,000,000 - $5,775,000	= $225,000

Second Tier ABCP Differential =	54.50% *(0)	= 0
(0 because the First Tier ABCP Differential does not exceed $226,225)

Second Tranche Purchase Price =	$1,131,125 + 225,000 – (0)	= $ 1,356,125
(assuming no Undisclosed Liabilities)

Investissement Québec gets	39.77% * (0)	= 0

Total Purchase Price =	$2,356,799
	+$55,000	(common shareholders)
	+$225,000	(total adjustment)

$2,636,799

Allocated Total Purchase Price =	$231,424	(Selling Shareholders, first tranche not including common shareholders)
	$55,000	(common shareholders)
	$994,250	(Investissement Québec, first tranche)
	$1,356,125	(Selling Shareholders, second tranche. Common shareholders do not participate)

$2,636,799

Example 3

ABCP Fair Market Value =	$5,000,000

First Tier ABCP Differential =	$5,000,000 - $5,775,000	= -$775,000

Second Tier ABCP Differential =	54.50% * (0)	= 0
(0 because the First Tier ABCP differential does not exceed $226,225)

Second Tranche Purchase Price =	$1,131,125 - 775,000 – (0)	= $356,125
(assuming no Undisclosed Liabilities)

Investissement Québec gets	39.77%* (0)	= 0

Total Purchase Price =	$2,356,799
	+$55,000	(common shareholders)
	-$775,000	(total adjustment)

$1,636,799

Allocated Total Purchase Price =	$231,424	(Selling Shareholders, first tranche not including common shareholders)
	$55,000	(common shareholders)
	$994,250	(Investissement Québec, first tranche)
	$356,125	(Selling Shareholders, second tranche. Common shareholders do not participate)

$1,636,799

SCHEDULES
Schedule 5.5
Selling Shareholders’ Shares

Selling Shareholder	Innodia’s Shares
	Common	Series A	Series A1
[ ] Names of shareholders have been redacted.			1,376,277
[ ]			1,653,796
[ ]		933,189	176,339
[ ]	874,595
[ ]			749,851
[ ]			511,547
[ ]	296,269
[ ]	148,135
[ ]			150,485
[ ]			223,999
[ ]			374,925
[ ]			127,887
[ ]			88,170
[ ]			595,760
[ ]			595,760
[ ]			39,717

Selling Shareholder	Innodia’s Shares
	Common	Series A	Series A1
[ ]	75,490
[ ]			250,808
[ ]			100,323
[ ]	7,500
TOTAL	1,401,989	933,189	7,015,644
Note: [ ] Name of shareholder has been redacted holds 1,904,464 common shares and 835,547 class A1 preferred shares of the Corporation that are not Selling Shareholder’s Shares.
The Warrants listed on Schedule 6.16 hereof.

Schedule 5.6
Non-Resident Shareholders

[ ] Names of shareholders have been redacted.

[ ]

[ ]

[ ]

[ ]

[ ]

Schedule 6.7.1
Litigation

1. File number:	500-17-031636-064
Origin: 500-22-0123823-067

Plaintiffs:	Innodia Inc
Laboratoires Confab Inc. (1G)
Produits Chimiques Streets & Cie (2G)
S & G Resources Inc.

Defendants:	Laboratoires Confab Inc.
Produits Chimiques Street & Cie
Produits Chimiques Street & Cie (1G)
S & G Resources Inc. (2G)
Yeou Fa Chemical Co Ltd
TPP Chemicals MFG (3G)
Kent Kerr (3G)
Pumpkin Patch Enterprises Ltd (3G)

Nature:	Action in damages

Amount:	$432,254.00

2. Plaintiff:	CNRS

Defendant:	Innodia SA and Innodia Inc.

Nature:	Letter of demand (LRA no RA211230835FR) dated April 24, 2008 requesting Innodia Inc. to pay an amount equal to 15,548 Euro pursuant to a collaboration agreement between Innodia and CNRS dated August 17, 2005. According to Innodia Inc., CNRS is in breach of such contract because CNRS has failed to deliver to Innodia Inc. any of the deliverables described in such contract.

3. Plaintiff:	Université Louis Pasteur (ULP)

Defendant:	Innodia SA

Nature:	Letter of demand dated June 25, 2008 requesting Innodia SA to pay an amount equal to 9,471 Euro pursuant to a collaboration agreement between Innodia Inc. and CNRS dated March 7, 2003. According to Innodia Inc., the amount is not payable because there was no employee working left in ULP’ laboratory during the period invoiced by ULP.

4. Plaintiff:	Agence Nationale de Valorisation de la Recherche (ANVAR)

Defendant:	Innodia Inc. and Innodia SA

Nature:	Letter requesting Innodia to pay an amount equal to 84,456.76 Euro pursuant to Contract No. A9901006J AT between ANVAR and Le Centre National de la Recherche Scientifique and Montpellier I University dated July 20, 1999. Innodia is receiving contradictory information form ANVAR. According to some other persons within ANVAR, and according to Article 5 of the contract, Innodia does not have to pay such amount because the Phase II clinical trial was unsuccessful.

Schedule 6.8
Notices and Consents
Consent from the National Bank of Canada required under the Offer of financing and under the Second Offer of financing (as such terms are defined in Schedule 6.9 hereof).

Schedule 6.9
Material Agreements
•	Addendum to lease agreement with CQIB (July 25, 2003) for the month of July 2008 (June 20, 2008).
•	Lease agreement with INRS (December 19, 2007) for the period of December 1, 2007 to November 30, 2008.
•	Second addendum to Research agreement (2005-098) with CHUQ and Dr. André Marette (November 7, 2007).
•	Collaboration agreement with Hôpital Laval (December 4, 2007).

•	Collaboration agreement with Hôpital Laval (December 4, 2007).

•	Collaboration agreement with Hôpital Laval (March 6, 2008).
•	Collaboration agreement with Center for Advanced Nutrition at Utah State University and Dr. David York (April 12, 2007).
•	Collaboration agreement with Center for Advanced Nutrition at Utah State University and Dr. David York (April 12, 2007).
•	Collaboration agreement with the University of Alberta and Dr. James Shapiro (January 10, 2007).
•	Collaboration agreement with the University of North Texas Health Science Center (September 20, 2007).
•	Offer of financing from the National Bank of Canada dated September 7, 2007 and a letter from the National Bank of Canada dated May 21, 2008 and addressed to Innodia Inc. confirming that upon written request from Innodia Inc., the offer of financing can be extended until November 30, 2009 (the “Offer of financing”).
•	Offer from the National Bank of Canada dated June 26, 2008 and addressed to Innodia Inc. together with applicable terms and conditions (the “Second Offer of financing”).
•	Contract No. A9901006J AT between L’Agence Nationale de Valorisation de la Recherche (ANVAR), Le Centre National de la Recherche Scientifique and Montpellier I University dated July 20, 1999.

•	Loan agreement between La Financière du Québec (now known as “Investissement Québec”) and Innodia Inc. dated April 2, 2004.

•	Consulting agreement with Cardiorisque (November 1, 2006).

•	Consulting agreement with James Shapiro Professional Corporation (May 9, 2006).

•	Autoradiography Study Protocol Agreement with InvivoPharm Inc. (May 23, 2008).

•	Collaboration agreement with Wake Forest University (April 17, 2006).

•	Southern Institute letter agreement (July 13, 2007).

•	Service agreement with Genome Quebec (May 1, 2007).

•	Letter agreement with Pharmidex (March 14, 2008).

•	Lease agreement dated July 25, 2003 between Innodia and the CQIB for office space and laboratory space located at 500 Cartier Blvd, West, Laval, Quebec as amended by two addendums dated and April 30, 2008 and May 26, 2008 respectively.

Schedule 6.13
Encumbrances

Registration number
	Registration Date	Nature
	Expiration Date	Amount	Parties	Description of Property (Summary)
1.	04-0414569-0001 July 14, 2004 July 13, 2014	Conventional hypothec without delivery $20,500,000 with interest at the rate of 25% including and additional hypothec of $3,500,000	Creditor: Investissement Québec Debtor: Innodia Inc.	See Schedule 1

2.	04-0435782-0001 July 23, 2004 July 22, 2014	Conventional hypothec without delivery $20,500,000 with interest at the rate of 25% per annum including an additional hypothec in the amount of $3,500,000	Creditor: Investissement Quebec Debtor: 4126335 Canada Inc.	See Schedule 2

3.	07-0532511-0001 September 17, 2007 September 12, 2017	Conventional hypothec without delivery $8,400,000 including an additional hypothec in the amount of $1,400,000	Creditor: National Bank of Canada Debtor: Innodia Inc.	The following shares, securities, certificates and negotiable instruments, as well as shares, securities, certificates and negotiable instruments which may be substituted therefor (hereinafter collectively called the “Securities”) and the principal thereof, the revenues therefrom and any rights attached thereto.

Description

Aurora A TR CP, reference number BQV559, CDN$500,000, CUSIP number 05207AHY6, maturity date August 31, 2007 New Shore Canadian Trust B, reference number BOZ954, CDN$1,000,000, cusip number 65250PHY3, maturity date August 31, 2007 PC Rocket Trust A, reference number BRC910, CDN$1,000,000, cusip number 772909J65, maturity date September 6, 2007 Apsley Trust A CP CAD, reference number BRC914, CDN$1,500,000, cusip number 03834MJ65, maturity date September 6, 2007 Aria

Registration number
Registration Date	Nature
Expiration Date	Amount	Parties	Description of Property (Summary)
A Trust CP, reference number BRC918, CDN$1,500,000, cusip number 039926J68, maturity date September 6, 2007 Symphony Trust, reference number BPH228, CDN$1,500,000, cusip number 871961JV1, maturity date September 28, 2007.
Schedule 1
1. L’universalité des biens meubles, corporels et incorporels, présents et futurs, du Constituant peu importe où ils sont situés. Sans limiter la portée de ce qui précède, les Biens grevés incluent tous les droits, titres et intérêts que le Constituant peut avoir actuellement ou qu’il pourrait avoir ou acquérir après la date de l’acte constitutif ci-après décrit ou dont il peut être titulaire ou peut devenir titulaire après la date de l’acte constitutif ci-après décrit à l’égard de tous les biens des catégories suivantes :
1.1 l’Argent;
1.2 les Comptes;
1.3 l’Équipement;
1.4 les Livres;
1.5 les Licences, incluant, sans limiter la généralité de ce qui précède, les Licences ci-après décrites à l’Annexe A, telle qu’elle peut être modifiée de temps à autre;
1.6 la Propriété intellectuelle, incluant, sans limiter la généralité de ce qui précède, la Propriété intellectuelle spécifiquement ci-après décrite à l’Annexe A, telle qu’elle peut être modifiée de temps à autre;
1.7 les Stocks;
1.8 les Valeurs mobilières; et
1.9 tous les Biens substitutifs et ajouts et tout Produit y afférent, présents et futurs.
ANNEXE A
Droits de Propriété intellectuelle et Licences
1. Brevets enregistrés ou demandes d’enregistrement de brevets en instance :

		Numéro
		d’enregistrement
Produit breveté ou sous		ou Numéro
demande	Juridiction	de demande
Utilisation d’acides aminés pour la fabrication de médicaments destinés aux traitements des insulino résistances	France	2,797,767
Utilisation d’acides aminés pour la fabrication de médicaments destinés aux traitements des insulino résistances	Demande internationale	PCT/FR00/02361 WO 01/15689
Utilisation d’acides aminés pour la fabrication de médicaments destinés aux traitements des insulino résistances	Canada	2,382,835
Utilisation d’acides aminés pour la fabrication de médicaments destinés aux traitements des insulino résistances	Europe	EP1206257
Amino-acids for making medicines for treating insulino-resistance	Australie	7015700
Use of amino-acids for making medicines for treating insulino-resistance	Chine	1376062T
Use of amino-acids for making medicines for treating insulino-resistance	Japon	2003508435T
Nouveau procédé de	France	2,823,854

Numéro
d’enregistrement
Produit breveté ou sous		ou Numéro
demande	Juridiction	de demande
criblage d’inhibiteurs de la liaison entre la protéine oxyde nitrique synthase neuronale et la protéine inhibitrice de l’oxyde nitrique synthase neuronale
Nouveau procédé de criblage d’inhibiteurs de la liaison entre la protéine oxyde nitrique synthase neuronale et la protéine inhibitrice de l’oxyde nitride synthase neuronale	Demande internationale	PCT/FR02/01327 WO 02/083936
Novel methods for screening inhibitors of a linkage between neuronal nitric oxide synthese associated protein and the protein inhibiting neuronal nitric oxide synthese	Europe	EP1379876
Novel methods for screening inhibitors of a linkage between neuronal nitric oxide synthese associated protein and the protein inhibiting neuronal nitric oxide synthese	Canada	2,445,029
2. Licences sortantes :
1) Licence entre Innodia Inc. et Innodia S.A. en date du 28 mai 2002 pour le territoire de la Communauté Économique Européenne (CEE).
2) Convention de Trésorerie entre Innodia Inc. et Innodia S.A.S. en date du 1er octobre 2002.
3) Licence de brevet entre Tournay Biotechnologies, la Société Civile Particulière Jouvenet et Innodia S.A. en date du 9 mars 2000.
3. Licences entrantes :

1) Licence entre 4126335 Canada Inc. et Innodia Inc. en date du 7 mai 2003.
2) Licence entre Université de Toronto, Innovations Foundation et Innodia Inc. en date du 11 décembre 2003.
3) Licence de brevet entre la Société Civile Particulière Jouvenet et la Société Innodia S.A. en date du 28 décembre 2001.
4) Convention entre Innodia S.A., Innodia Inc., Jean-Marie Ducroux et la Société Civile Particulière Jouvenet en date du 28 mai 2002.
5) Convention amendée et réitérée de la convention du 28 mai 2002 entre Innodia S.A., Innodia Inc., Jean-Marie Ducroux, la Société Civile Particulière Jouvenet et SCP Pharinov en date du 19 décembre 2002.
6) Contrat de cession de brevet No L01042 entre Centre National de la Recherche Scientifique, l’Institut National de la Recherche Agronomique et Innodia S.A. en date du 16 juillet 2001.
7) Avenant au contrat de cession de brevet No L101042 entre Centre National de la Recherche Scientifique, l’Institut National de la Recherche Agronomique et Innodia S.A. en date du 30 décembre 2001.
8) Avenant No 2 au contrat de cession de brevet No L01042.02 entre Centre National de la Recherche Scientifique, l’Institut National de la Recherche Agronomique, Innodia S.A. et Innodia Inc. en date du 4 juin 2002.
9) Avenant No 3 au contrat de cession de brevet No L01042.02 entre Centre National de la Recherche Scientifique, l’Institut National de la Recherche Agronomique et Innodia Inc. en date du 31 décembre 2002.
10) Avenant No 4 au contrat de cession de brevet No L01042.02 entre Centre National de la Recherche Scientifique, l’Institut National de la Recherche Agronomique et Innodia Inc. en date du 9 avril 2003.
11) Convention de licence entre BAR llan Research and Development Company Ltd, Montpellier 1 et Innodia Inc. en date du 19 décembre 2002.
12) Convention de licence entre Neurochem Inc. et 4126335 Canada Inc. en date du 7 mai 2003.
2. Définitions
Aux fins de la présente inscription, à moins d’incompatibilité avec le contexte, les définitions suivantes s’imposent et toute variation grammaticale de ces dernières a une signification corrélative :

“Argent” désigne l’universalité des pièces de monnaie, des billets de banque du Constituant ou de tout autre moyen d’échange adopté pour servir de monnaie au Canada ou dans tout pays étranger;
“Biens grevés” signifie tous les biens, les droits et les éléments d’actif que le Constituant hypothèque en vertu du paragraphe 1 de la présente inscription, incluant notamment la Propriété intellectuelle, les Licences et, selon le contexte, tout renvoi aux Biens grevés est réputé un renvoi à la totalité ou à toute partie des Biens grevés;
“Biens substitutifs et ajouts” désigne l’universalité de tous les biens remplaçant les biens décrits au paragraphe 1 de la présente inscription, ou qui y sont substitués, de même que tous les ajouts et accessoires de ces biens;
“Comptes” désigne l’universalité des actions et des recours, des droits d’action et de recours, des comptes, des créances, des réclamations, des droits à une indemnisation, des droits contractuels, des crédits d’impôt, des remboursements et des demandes de remboursement d’impôt, des droits de paiement (y compris, sans limitation, ceux qui découlent de crédit-baux, de baux simples, c’est-à-dire sans égard à la valeur de reprise, ou de contrats de vente conditionnelle), de comptes clients, d’actes, de billets, de traites, de titres, d’actes mobiliers et de toute autre forme d’obligation due au Constituant, qu’elle soit gagnée ou non aux termes d’une exécution, certaine ou non, liquide ou exigible, litigieuse ou non, qu’elle ait fait l’objet ou non d’une facturation, qu’elle soit ou non constatée par un titre et que ce titre soit négociable ou non, ou par effet de commerce ou par une traite, ainsi que toute assurance-crédit, toutes les lettres de crédit, tous les cautionnements ou autres garanties s’y rapportant ainsi que tous les dérivés en provenant;
“Entreprise” désigne une entreprise développant des thérapies novatrices dans le traitement du diabète, en plus d’acquérir et développer de la propriété intellectuelle et des droits de fabrication visant essentiellement le traitement du diabète;
“Équipement” désigne l’universalité de l’équipement, du mobilier, des accessoires, des agencements, des matrices, des accessoires fixes d’exploitation, de l’outillage, des pièces, du matériel de manutention, de l’équipement de laboratoire, de l’équipement de bureau, de l’équipement de secrétariat, de l’équipement informatique et de bureautique, des ordinateurs du Constituant (y compris, sans limitation, les processeurs centraux, les terminaux, les unités de disques, les unités d’enregistrement sur bandes magnétiques, les unités de mémoire électronique, les appareils spécialisés pour le domaine de la biotechnologie, les imprimantes, les claviers, les écrans, les périphériques et les autres dispositifs d’entrée/sortie, les modems et les autres contrôleurs de transmission, la totalité des éléments de Propriété intellectuelle dont le Constituant se sert à l’occasion pour l’exploitation de cet équipement et de ce matériel, y compris, sans limitation, la totalité du logiciel, des droits du Constituant aux termes de toute licence relative à l’usage que le Constituant fait à l’occasion de cet équipement, matériel ou logiciel informatiques, de même que tous les contrats de location aux termes desquels le Constituant loue tout équipement, appareil, matériel ou logiciel informatiques), ainsi que tous les articles s’y rapportant, y compris tous les accessoires, les fournitures, les annexes, les éléments de rechange, les éléments substitutifs, les ajouts et les améliorations s’y rapportant, peu importe où ils se trouvent;

“Licences” désigne toutes les licences octroyant des droits de propriété intellectuelle au bénéfice du Constituant, présentes ou à venir, et les licences portant sur les droits de Propriété intellectuelle du Constituant accordées à des tiers;
“Livres” désigne l’universalité des livres, des dossiers, des conventions et des arrangements concernant les Comptes, l’Équipement ou les Stocks ou encore chacun de ces éléments, y compris, sans limitation, tous les dossiers, registres, logiciels, incluant, sans limitation, les programmes, les fichiers sur disque ou sur bande magnétique, les sorties imprimées, les passages machine et les autres données générées par ordinateur qui indiquent, qui résument ou qui font état des Comptes, de la Propriété intellectuelle, de l’Équipement ou des Stocks ou encore d’une partie ou de la totalité de ces éléments;
“Produit” désigne l’universalité de tout ce qui est reçu, directement ou indirectement, au moment de la vente, de la location, de l’échange ou de toute autre disposition des Biens grevés ou d’une participation dans les Biens grevés, les droits et les éléments d’actif grevés aux termes des présentes ou au moment de toute autre opération s’y rapportant, y compris, sans limitation, l’assurance payable en raison d’une perte ou d’un endommagement des Biens grevés;
“Propriété intellectuelle” désigne l’universalité des droits de propriété intellectuelle du Constituant, au Canada ou à l’étranger, incluant, notamment, mais sans limiter la généralité de ce qui précède, toutes les inventions, les découvertes, les recettes, les méthodes, les formules, les algorithmes, les brevets et les demandes de brevets en instance ou à venir s’y rapportant, le “ savoir-faire “, les techniques, les secrets de commerce, l’information confidentielle relative à l’Entreprise, les marques de commerce servant à identifier les produits ou les services vendus par le Constituant, enregistrées ou non, les demandes d’enregistrement de marques de commerce en instance ou à venir, les publications, les articles, les études scientifiques et économiques, les plans d’affaires, la documentation publicitaire, les formulaires, les logiciels, les plaques, les masques, les matrices, les oeuvres enregistrées ou non dont la protection est régie par la Loi sur le droit d’auteur (Canada), les enregistrements de dessins industriels, les demandes d’enregistrement de dessins industriels en instance ou à venir, les noms de domaines enregistrés, les demandes d’enregistrement de noms de domaines en instance ou à venir, les obtentions végétales et les demandes d’obtention végétale, en instance ou à venir;
“Stocks” désigne l’universalité des articles, marchandises et autres biens meubles du Constituant, peu importe où ils sont situés, pendant qu’ils sont en possession du Constituant, d’un dépositaire ou de toute autre personne, qui sont fournis aux termes de tout contrat de service ou qui sont destinés à la vente ou à la location, y compris, sans limitation, les matières premières, les travaux en cours, les composantes, les produits finis et les matériaux et fournitures de tout genre, nature ou description que ce soit, qui sont utilisés ou consommés dans le cadre des affaires du Constituant ou qui peuvent l’être, ou encore qui sont utilisés dans le cadre de la fabrication, du conditionnement, de l’expédition, de la publicité, de la vente ou de la finition de ces articles, marchandises et autres biens ou qui peuvent l’être, ainsi que tous les titres ou documents les constatant;

“Valeurs mobilières” désigne l’universalité des actions, des parts sociales, des obligations, des débentures, des titres de participation ou d’emprunt, des bons de souscription ou de tous autres droits de participation dans le capital d’une personne morale, y compris tous droits, titres convertibles, promesses ou options permettant ou susceptibles de permettre d’acquérir ou de se faire émettre de telles valeurs mobilières, détenus par le Constituant, incluant, sans limiter la généralité de ce qui précède, toutes les actions que le Constituant détient dans 4126335 Canada Inc. et dans Innodia S.A.S.
Schedule 2
1. L’universalité des biens meubles, corporels et incorporels, présents et futurs, du Constituant peu importe où ils sont situés. Sans limiter la portée de ce qui précède, les Biens grevés incluent tous les droits, titres et intérêts que le Constituant peut avoir actuellement ou qu’il pourrait avoir ou acquérir après la date de l’acte constitutif ci-après décrit ou dont il peut être titulaire ou peut devenir titulaire après la date de l’acte constitutif ci-après décrit à l’égard de tous les biens des catégories suivantes :
1.1 l’Argent;
1.2 les Comptes;
1.3 l’Équipement;
1.4 les Livres;
1.5 les Licences, incluant, sans limiter la généralité de ce qui précède, les Licences ci-après décrites à l’Annexe A, telle qu’elle peut être modifiée de temps à autre;
1.6 la Propriété intellectuelle, incluant, sans limiter la généralité de ce qui précède, la Propriété intellectuelle spécifiquement ci-après décrite à l’Annexe A, telle qu’elle peut être modifiée de temps à autre;
1.7 les Stocks;
1.8 les Valeurs mobilières; et
1.9 tous les Biens substitutifs et ajouts et tout Produit y afférent, présents et futurs.
ANNEXE A

Droits de Propriété intellectuelle et Licences
1. Brevets enregistrés ou demandes d’enregistrement de brevets en instance :
NIL
2. Licence sortante :
1) Licence entre 4126335 Canada Inc. et Innodia Inc. en date du 7 mai 2003.
3. Licence entrante :
1) Convention de licence entre Neurochem Inc. et 4126335 Canada Inc. en date du 7 mai 2003.
2. Définitions
Aux fins de la présente inscription, à moins d’incompatibilité avec le contexte, les définitions suivantes s’imposent et toute variation grammaticale de ces dernières a une signification corrélative :
“Argent” désigne l’universalité des pièces de monnaie, des billets de banque du Constituant ou de tout autre moyen d’échange adopté pour servir de monnaie au Canada ou dans tout pays étranger;
“Biens grevés” signifie tous les biens, les droits et les éléments d’actif que le Constituant hypothèque en vertu du paragraphe 1 de la présente inscription, incluant notamment la Propriété intellectuelle, les Licences et, selon le contexte, tout renvoi aux Biens grevés est réputé un renvoi à la totalité ou à toute partie des Biens grevés;
“Biens substitutifs et ajouts” désigne l’universalité de tous les biens remplaçant les biens décrits au paragraphe 1 de la présente inscription, ou qui y sont substitués, de même que tous les ajouts et accessoires de ces biens;
“Comptes” désigne l’universalité des actions et des recours, des droits d’action et de recours, des comptes, des créances, des réclamations, des droits à une indemnisation, des droits contractuels, des crédits d’impôt, des remboursements et des demandes de remboursement d’impôt, des droits de paiement (y compris, sans limitation, ceux qui découlent de crédit-baux, de baux simples, c’est-à-dire sans égard à la valeur de reprise, ou de contrats de vente conditionnelle), de comptes clients, d’actes, de billets, de traites, de titres, d’actes mobiliers et de toute autre forme d’obligation due au Constituant, qu’elle soit gagnée ou non aux termes d’une exécution, certaine ou non, liquide ou exigible, litigieuse ou non, qu’elle ait fait l’objet ou non d’une facturation, qu’elle soit ou non constatée par un titre et que ce titre soit négociable ou non, ou par effet de commerce ou par une traite, ainsi que toute assurance-crédit, toutes les lettres de crédit, tous les cautionnements ou autres garanties s’y rapportant ainsi que tous les dérivés en provenant;
“Entreprise” désigne une entreprise dont l’unique activité est de détenir une licence exclusive portant sur une technologie novatrice pour le traitement du diabète;
“Équipement” désigne l’universalité de l’équipement, du mobilier, des accessoires, des agencements, des matrices, des accessoires fixes d’exploitation, de l’outillage, des pièces, du matériel de manutention, de l’équipement de laboratoire, de l’équipement de bureau, de l’équipement de secrétariat, de l’équipement informatique et de bureautique, des ordinateurs du Constituant (y compris, sans limitation, les processeurs centraux, les terminaux, les unités de disques, les unités d’enregistrement sur bandes magnétiques, les unités de mémoire électronique, les appareils spécialisés pour le domaine de la biotechnologie, les imprimantes, les claviers, les écrans, les périphériques et les autres dispositifs d’entrée/sortie, les modems et les autres contrôleurs de transmission, la totalité des éléments de Propriété intellectuelle dont le Constituant se sert à l’occasion pour l’exploitation de cet équipement et de ce matériel, y compris, sans limitation, la totalité du logiciel, des droits du Constituant aux termes de toute licence relative à l’usage que le Constituant fait à l’occasion de cet équipement, matériel ou logiciel informatiques, de même que tous les contrats de location aux termes desquels le Constituant loue tout équipement, appareil, matériel ou logiciel informatiques), ainsi que tous les articles s’y rapportant, y compris tous les accessoires, les fournitures, les annexes, les éléments de rechange, les éléments substitutifs, les ajouts et les améliorations s’y rapportant, peu importe où ils se trouvent;
“Licences” désigne toutes les licences octroyant des droits de propriété intellectuelle au bénéfice du Constituant, présentes ou à venir, et les licences portant sur les droits de Propriété intellectuelle du Constituant accordées à des tiers;
“Livres” désigne l’universalité des livres, des dossiers, des conventions et des arrangements concernant les Comptes, l’Équipement ou les Stocks ou encore chacun de ces éléments, y compris, sans limitation, tous les dossiers, registres, logiciels, incluant, sans limitation, les programmes, les fichiers sur disque ou sur bande magnétique, les sorties imprimées, les passages machine et les autres données générées par ordinateur qui indiquent, qui résument ou qui font état des Comptes, de la Propriété intellectuelle, de l’Équipement ou des Stocks ou encore d’une partie ou de la totalité de ces éléments;
“Produit” désigne l’universalité de tout ce qui est reçu, directement ou indirectement, au moment de la vente, de la location, de l’échange ou de toute autre disposition des Biens grevés ou d’une participation dans les Biens grevés, les droits et les éléments d’actif grevés aux termes des présentes ou au moment de toute autre opération s’y rapportant, y compris, sans limitation, l’assurance payable en raison d’une perte ou d’un endommagement des Biens grevés;
“Propriété intellectuelle” désigne l’universalité des droits de propriété intellectuelle du Constituant, au Canada ou à l’étranger, incluant, notamment, mais sans limiter la généralité de ce qui précède, toutes les inventions, les découvertes, les recettes, les méthodes, les formules, les algorithmes, les brevets et les demandes de brevets en instance ou à venir s’y rapportant, le “ savoir-faire “, les techniques, les secrets de commerce, l’information confidentielle relative à l’Entreprise, les marques de commerce servant à identifier les produits ou les services vendus par le Constituant, enregistrées ou non, les demandes d’enregistrement de marques de commerce en instance ou à venir, les publications, les articles, les études scientifiques et économiques, les plans d’affaires, la documentation publicitaire, les formulaires, les logiciels, les plaques, les masques, les matrices, les oeuvres enregistrées ou non dont la protection est régie par la Loi sur le droit d’auteur (Canada), les enregistrements de dessins industriels, les demandes d’enregistrement de dessins industriels en instance ou à venir, les noms de domaines enregistrés, les demandes d’enregistrement de noms de domaines en instance ou à venir, les obtentions végétales et les demandes d’obtention végétale, en instance ou à venir;
“Stocks” désigne l’universalité des articles, marchandises et autres biens meubles du Constituant, peu importe où ils sont situés, pendant qu’ils sont en possession du Constituant, d’un dépositaire ou de toute autre personne, qui sont fournis aux termes de tout contrat de service ou qui sont destinés à la vente ou à la location, y compris, sans limitation, les matières premières, les travaux en cours, les composantes, les produits finis et les matériaux et fournitures de tout genre, nature ou description que ce soit, qui sont utilisés ou consommés dans le cadre des affaires du Constituant ou qui peuvent l’être, ou encore qui sont utilisés dans le cadre de la fabrication, du conditionnement, de l’expédition, de la publicité, de la vente ou de la finition de ces articles, marchandises et autres biens ou qui peuvent

l’être, ainsi que tous les titres ou documents les constatant; “Valeurs mobilières” désigne l’universalité des actions, des parts sociales, des obligations, des débentures, des titres de participation ou d’emprunt, des bons de souscription ou de tous autres droits de participation dans le capital d’une personne morale, y compris tous droits, titres convertibles, promesses ou options permettant ou susceptibles de permettre d’acquérir ou de se faire émettre de telles valeurs mobilières, détenus par le Constituant.

Schedule 6.14.1 (A)
Intellectual Property Rights
Registered Intellectual Property Rights
IP-002: ID 1101: Insulin sensitizing and mimetic effects
Title: USE OF AMINO ACIDS FOR MAKING MEDICINES INTENDED TO TREAT INSULIN RESISTANCE
Inventors : Gérard Ribes, Mohammed Taouis, Pierre Petit, Christophe Broca, Yves Sauvaire, Bernard Pau
Owner: Innodia Inc.
Agent: BCF llp (formerly Clark & Elbing Reference: 50319/003)
NOTE: This patent family was originally handled by Cabinet Armengaud Ainé (Paris, France)

Country
Innodia ref no.		Application No.	Filing date
(BCF #)	Status	(Public. No.)	(Public. date)	Grant No.	Issue Date	Expiry
WO	Inactive	PCT/FR00/2361	Aug. 23, 2000	N/A	N/A	N/A
002/PCT		(WO 01/15689)	(March 8, 2001)
Canada	Pending	2,382,835	August 23, 2000
002/CA (12143-004)
China	Granted	00813316	August 23, 2000	ZL	June 29, 2005	Aug. 23, 2020
002/CN (12143-072)				00813316.6
Europe	Granted	00 958 726.2	August 23, 2000	1 206 257	Nov. 03, 2004	Aug. 23, 2020
002/EP (12143-038)
Austria (AT)	Granted	2000 958 726	Aug. 23, 2000	E281 159	Nov. 15, 2004	Aug. 23, 2020
Belgium (BE)	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020
Cyprus (CY)	Granted	2000 958 726	Aug. 23, 2000	51100146-120625	Nov. 3, 2004	Aug. 23, 2020
Denmark (DK)	Granted	2000 958 726	Aug. 23, 2000	1 206 257 T3	March 14, 2005	Aug. 23, 2020
Finland (FI)	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020
France (FR)	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020
Great-Britain (GB)	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020
Germany (DE)	Granted	2000 958 726	Aug. 23, 2000	60 015 560	Nov. 3, 2004	Aug. 23, 2020
Greece (GR)	Granted	2000 958 726	Aug. 23, 2000	1206257-EP27081	Nov. 3, 2004	Aug. 23, 2020
Honk Kong (HK)	Granted	02 108 489.9	Nov. 22, 2002	1 052 456	Oct. 28, 2005	Aug. 23, 2020
(12143-070)
Ireland (IE)	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020
Italy (IT)	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020
Luxembourg (LU)	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020
Monaco (MC)	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020
Netherlands (NL)	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020
Portugal (PT)	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020
Spain (ES)	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020

Country
Innodia ref no.		Application No.	Filing date
(BCF #)	Status	(Public. No.)	(Public. date)	Grant No.	Issue Date	Expiry
Sweden (SE)	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020
Switzerland +	Granted	2000 958 726	Aug. 23, 2000	1 206 257	Nov. 3, 2004	Aug. 23, 2020
Liechtenstein (CH)
Europe (Div.)	Pending	03 291 523.3	August 23, 2000
002/EP/2		(1 421 937)	(May 26, 2004)
(12143-039)
Hong Kong (Div.)	Pending	04 109 363.6	June 20, 2003
002/HK (12143-040)		(1 068 537)	(April 29, 2005)
France	Granted	99 10874	August 27, 1999	2,797,767	June 14, 2002	Aug. 27, 2019
002/FR (12143-073)
Japan	Pending	2001-519903	August 23, 2000
002/JP (12143-036)
United States	Granted	10/069,574	August 23, 2000	N/A	N/A	Aug. 23, 2020
002/US (12143-035)						+ 226 days
South Africa	Granted	2002/1619	August 23, 2000	2002/1619	May 26, 2003	Aug. 23, 2020
002/SA (12143-037)

IP-004: Combination of ID 1101 plus a second antidiabetic agent
Title: METHODS AND COMPOSITIONS FOR USE IN TREATING DIABETES
Inventors : Francesco Bellini, Claude Vezeau, Gérard Ribes, Nicolas Chapal, Mark Prentki
Owners: Innodia Inc. (Assignment from all inventors to Innodia Inc.)
Agent: BCF llp (Formerly Clark & Elbing : 50319/006)

Country
Innodia ref no.		Application No.	Filing date
(BCF #)	Status	(Publication No.)	(Public. date)	Grant No.	Issue Date	Expiry
United States	Abandoned	60/514,738	Oct 27, 2003
004/US1
WO	Expired	PCT/CA2004/001883	Oct 27, 2004
004/PCT		(WO 2005/039626)	(May 6, 2005)
United States	Pending	10/577,512	Oct 27, 2004
004/US2			(Jan. 04, 2007)
(12143-015)
Europe	Pending	04 789 790.5	Oct 27, 2004
004/EP		(1 701 735)	(Sept. 20, 2006)
(12143-007)
Canada	Pending	2,543,498	Oct 27, 2004
004/CA (12143-003)
Australia	Pending	2004-282999	Oct 27, 2004
004/AU (12143-016)
Brazil	Pending	PI 0415781-8	Oct 27, 2004
004/BR (12143-017)
China	Pending	2004-8003179.6	Oct 27, 2004
004/CN (12143-006)
India	Pending	2881/DELNP/2006	Oct 27, 2004
004/IN (12143-018)
Japan	Pending	2006-537018	Oct 27, 2004
004/JP (12143-005)
Mexico	Pending	PA/a/2006/004698	Oct 27, 2004
004/MX (12143-019)
New Zealand	Pending	547 304	Oct 27, 2004
004/NZ (12143-020)
South Africa	Granted	2006/04094	Oct 27, 2004	2006/04094	Sep. 26, 2007	Oct. 27, 2024
004/SA (12143-021)
Hong Kong	Pending	04789790.5	Oct 27, 2004
004/HK (12143-042)

IP-005: Isomers of ID 1101
Title: DIASTEREOISOMERS OF 4-HYDROXYISOLEUCINE AND USES THEREOF
Inventors : Claude Coquelet, Charles Mioskowski, and Alain Wagner
Owners: Assignment to CNRS and Innodia Inc.
Agent: BCF llp (Formerly Clark & Elbing : 50319/009, 011, 013, 014)

Country
Innodia ref no.		Application No.	Filing date
(BCF #)	Status	(Publication No.)	(Public. date)	Grant No.	Issue Date	Expiry
United States	Abandoned	60/654,413	Feb. 18, 2005	N/A	N/A	N/A
005/US1
WO	Inactive	PCT/IB2006/001758	Feb.17, 2006	N/A	N/A	N/A
005/PCT		(WO 2006/117696)	(Nov. 9, 2006)
(BCF Ref. 12143/008)		(PCT/US2006/005794)
Europe	Pending	06765601.7	Feb. 17, 2006
005/EP			(Nov. 14, 2007)
(12143-049)
Australia	Pending	2006242851	Feb. 17, 2006
005/AU (12143-050)
Brazil	Pending	053943	Feb. 17, 2006
005/BR (12143-048)
Canada	Pending	2,598,491	Feb. 17, 2006
005/CA (12143-045)
China	Pending	200680005068.2	Feb. 17, 2006
005/CN			(Feb. 20, 2008)
(12143-051)
India	Pending	6046/DELNP/2007	Feb. 17, 2006
005/IN (12143-052)
Japan	Pending	2007-555732	Feb. 17, 2006
005/JP (12143-053)
Mexico	Pending	MX/a/2007/009985	Feb. 17, 2006
005/MX (12143-054)
United States	Pending	11/816,567	Feb. 17, 2006
005/US (12143-074)

IP-006: Analogs and Derivatives of 4-OH
Title: ANALOGS OF 4-HYDROXYISOLEUCINE AND USES THEREOF
Inventors : Charles Mioskowski (CNRS), Sandra De Lamo Marin, Martine Maruani, and Manjinder Gill
Owners: Assignment to CNRS and Innodia Inc.
Agent: BCF llp (Formerly Clark & Elbing : 50319/009, 011, 013, 014)

Country
Innodia ref no.		Application No.	Filing date
(BCF #)	Status	(Publication No.)	(Public. date)	Grant No.	Issue Date	Expiry
United States 006/US1	Abandoned	60/654,342	Feb.18, 2005	N/A	N/A	N/A
United States 006/US2 (12143-075)	Abandoned	60/654,127	Feb. 18, 2005	N/A	N/A	N/A
United States 006/US3 (12143-076)	Abandoned	60/654,252	Feb. 18, 2005	N/A	N/A	N/A
United States 006/US4 (12143-023) (C&E 011/2)	Pending	US 11/356,848 (US 2006/199853)	Feb.17, 2006 (Sept. 7, 2006)
WO	Inactive	PCT/IB2006/001666	Feb.17, 2006
006/PCT		(PCT/US2006/005763)	(Nov. 16, 2006)
(12143-009)		(WO 2006/120574)		N/A	N/A	N/A
Europe 006/EP (12143-055)	Pending	06765562.1	Feb. 17, 2006
Australia 006/AU (12143-056)	Pending	2006245438	Feb. 17, 2006
Brazil 006/BR (12143-057)	Pending	053934	Feb. 17, 2006
Canada 006/CA (12143-046)	Pending	2,598,365	Feb. 17, 2006
China 006/CN (12143-058)	Pending	200680012646.5	Feb. 17, 2006
India 006/IN (12143-059)	Pending	6514/DELNP/2007	Feb. 17, 2006
Japan 006/JP (12143-060)	Pending	2007-555730	Feb. 17, 2006
Mexico 006/MX (12143-061)	Pending	MX/a/2007/009986	Feb. 17, 2006

IP-007: Obesity: ID 1101 + derivatives
Title: COMPOUNDS AND COMPOSITIONS FOR USE IN THE PREVENTION AND TREATMENT OF OBESITY AND RELATED SYNDROMES
Inventors: Nicolas Chapal, Lucie Jetté and Patricia McNicol
Owners: Assignment to Innodia Inc.
Agent: BCF llp (Formerly Clark & Elbing : 50319/012)

Country
Innodia ref no.		Application No.	Filing date
(BCF #)	Status	(Public. No.)	(Public. date)	Grant No.	Issue Date	Expiry
United States 007/US1	Abandoned	60/664,038	March 22, 2005	N/A	N/A	N/A
United States 007/US2	Pending	11/387,534 (US 2006/0223884)	March 22, 2006 (Oct. 5, 2006)
(12143-024)
WO	Inactive	PCT/IB2006/02400	March 22, 2006	N/A	N/A	N/A
007/PCT		(PCT/US2006/010477)
(12143-010)		(WO 2006/131836)	(Dec. 14, 2006)
Europe 007/EP (12143-062)	Pending	06779982.5	March 22, 2006
Australia 007/AU (12143-063)	Pending	2006256442	March 22, 2006
Brazil 007/BR (12143-064)	Pending	PI06115500	March 22, 2006
Canada 007/CA (12143-047)	Pending	2,600,954	March 22, 2006
China 007/CN (12143-065)	Pending	200680017643.0	March 22, 2006
India 007/IN (12143-066)	Pending	7274/DELNP/2007	March 22, 2006
Japan 007/JP (12143-067)	Pending	2008-502519	March 22, 2006
Mexico 007/MX (12143-068)	Pending	MX/a/2007/011657	March 22, 2006

IP-008: Fat Metabolism: ID 1101 + derivatives
Title: COMPOUNDS AND COMPOSITIONS FOR USE IN THE PREVENTION AND TREATMENT OF DISORDERS OF FAT METABOLISM
Inventors : Lucie Jetté, Patricia McNicol, Gill Manjinder, André Marette, Jean-Claude Forest
Owners: Assignment to Innodia Inc.
Agent: BCF llp (Formerly Clark & Elbing : 50319/021)

Country
Innodia ref no.		Application No.	Filing date
(BCF #)	Status	(Public. No.)	(Public. date)	Grant No.	Issue Date	Expiry	Remarks
United States 008/US1 (12143-012)	Abandoned	60/785,174	Mar. 22, 2006	N/A	N/A	N/A	Abandoned to the benefit of regular PCT
United States 008/US2 (12143-013)	Abandoned	60/836,648	Aug. 10, 2006	N/A	N/A	N/A	Abandoned to the benefit of regular PCT
WO 008/PCT (12143-031)	Pending	PCT/CA2007/000471 (WO2007/ 107008)	Mar. 22, 2007 (Sep. 27, 2007)	N/A	N/A	N/A	National phase entry by September 22, 2008
IP-009: [ ] Redacted, proprietary unpublished intellectual property.
IP-010: [ ] Redacted, proprietary unpublished intellectual property.
IP-011: [ ] Redacted, proprietary unpublished intellectual property.
IP-012: [ ] Redacted, proprietary unpublished intellectual property.
IP-013: [ ] Redacted, proprietary unpublished intellectual property.
IP-014: [ ] Redacted, proprietary unpublished intellectual property.
IP-015: [ ] Redacted, proprietary unpublished intellectual property.
IP-016: [ ] Redacted, proprietary unpublished intellectual property.
IP-017[ ] Redacted, proprietary unpublished intellectual property.

IP-018: [ ] Redacted, proprietary unpublished intellectual property.
IP-020: [ ] Redacted, proprietary unpublished intellectual property.
IP-021: [ ] Redacted, proprietary unpublished intellectual property.
IP-022: [ ] Redacted, proprietary unpublished intellectual property.
IP-023: COMPOUNDS AND METHODS FOR TREATMENT OF FATTY LIVER DISEASE
Title: COMPOUNDS AND METHODS FOR TREATMENT OF FATTY LIVER DISEASE
Inventors : Laurent Harvey and Nigel Levens
Owners: Assignment to Innodia Inc.

Country
Innodia ref no.
(BCF #)	Status	Appl. No.	Filing date	Grant No.	Issue Date	Expiry	Remarks
United States 023/US (12143-080) (ref.C&E 023001)	Pending	60/983,452	October 29, 2007	N/A	N/A	N/A	To file complete application by : October 29, 2008

Schedule 6.14.1 (B)
Intellectual Property Rights
Licenses, Assignments, Contracts and Registrations relating to Intellectual Property Rights
1. ID 1101
1.1.	Treatment of non-insulin dependent diabetes (licensed)
1.1.1.	Organigram showing Ownership of ID 1101 (Part 1).

1.1.2.	Assignment from G. Ribes and Y. Sauvaire to Laboratoires Monal (registered at the USPTO in October 1993); Assignment from Laboratoires Monal to Société Jouvenet (registered at the USPTO in July 1995).

1.1.3.	Contract #90528 dated Nov. 6, 1990 between Laboratoire Monal, Univ. Montpellier I and Univ. Montpellier II; plus additional contracts and amendments dated June 11, 1992 (#92022), July 31, 1992 (#92062); Nov. 30, 1992 (#93009); Jan. 18, 1994 (#94001) and Jan. 31, 1995 (#95017).

1.1.4.	Assignment dated May 29, 1994 from Les Laboratoires Monal to Société Civile Jouvenet.

1.1.5.	Worldwide exclusive licence from Société Civile Jouvenet to Innodia Inc., including an option to convert into an Assignment.

1.1.6.	Contract dated May 28, 2002 between Innodia Inc., Innodia SA and Société Civile Jouvenet for the transfer of Innodia SA’s rights and obligations to Innodia Inc.; plus Amendment to the contract dated Dec. 19, 2002

1.1.7.	Contract No. 01.033 (no date) between Société Civile Jouvenet, Univ. Montpellier I, Univ. Montpellier II and Innodia SA; plus Amendment No 1 for transferring the rights and obligations of Innodia SA to Innodia Inc.
1.2.	Use of amino acids for making medicines intended to treat insulin resistance
1.2.1.	Organigram showing Ownership of ID 1101 (Part 2)

1.2.2.	Assignment from all the inventors (6) to CNRS and INRS executed in September 2004

1.2.3.	Contract L9915 dated July 14, 2000 between CNRS and INRA regarding co-ownership of inventions.

1.2.4.	Assignment to Innodia SA: Contract L01042 dated July 16, 2001, plus Amendment No. 1 dated Feb. — March 2002 postponing to June 30, 2002 the resolutory clause.

1.2.5.	Amendment No. 2 to Contract L01042 transferring the rights of Innodia SA to Innodia Inc. and postponing the resolutory clause to December 31st, 2002.

1.2.6.	Amendment No 3 to Contract L01042 postponing the resolutory clause to June 30th 2003.

1.2.7.	Amendment no. 4 to Contract L01042 terminating the resolutory clause.

1.2.8.	Assignment from Innodia SA to Innodia Inc., dated May 28, 2002.

1.3.	Methods and compositions for use in treating diabetes (Combination of ID 1101 plus a second antidiabetic agent)
1.3.1.	Assignment from all the inventors (5) to Innodia Inc. finalized in April 2006 regarding US 60/514,738 (filed Oct. 27, 2003) and PCT/CA2004/001883 (filed Oct. 27, 2004);
Notice of Recordation of Assignment at the USPTO (April 27, 2006).
2. Analogs and Derivatives of ID 1101
2.1.	Diastereoisomers of 4-Hydroxyisoleucine and uses thereof
     Assignments (2) from Inventors to C.N.R. S. and/or Innodia Inc. for co-ownership of US 60/654,413 (filed Feb. 18, 2005) and PCT patent application PCT/IB2006/001758 (filed Feb. 17, 2006)
2.2.	Analogs of 4-Hydroxyisoleucine and uses thereof
     2.2.1. Assignments (3) from Inventors to C.N.R. S. and/or Innodia Inc. for co-ownership of US 60/654,342 (filed Feb. 18, 2005), PCT patent application PCT/IB2006/001666 (filed Feb. 17, 2006) and US 11/356,848 (filed Feb. 17, 2006)
     2.2.2. Contract “Convention d’accompagnement CIFRE” no. 03/903/20/040 (May 21, 2002) between Innodia SAS and Université Louis Pasteur relating to Sandra De Lamo preparation of her Ph D thesis
     2.2.3. Contract “Convention d’accompagnement bourse CIFRE” no. 03/903/20/083 (March 7, 2003) between Innodia SAS and Université Louis Pasteur relating to Martine Maruani preparation of her Ph D thesis
     2.2.4. Amendment to contracts nos 03/90/20/040 and 03/903/20/083 between Innodia, Innodia SAS and Université Louis Pasteur (August 29, 2005).
2.3.	Compounds and compositions for use in the prevention and treatment of Obesity and Related Syndromes
     Assignment from Inventors to Innodia Inc. for US 60/664,038 (filed March 22, 2005), PCT patent application PCT/IB2006/020400 (filed March 22, 2006) and US 11/387,534 (filed March 22, 2006)
2.4.	Compounds and compositions for use in the prevention and treatment of Disorders of Fat Metabolism
     Assignments (2) from Inventors to Innodia Inc. for 60/785,174 (filed March 22, 2005) and US 60/836,648 (filed August 10th, 2006)
     Assignment from Inventors to Innodia Inc. for PCT/CA2007/000471 (filed March 22, 2007) (to follow)

2.5.	[ ] Redacted, proprietary unpublished intellectual property.

2.6.	[ ] Redacted, proprietary unpublished intellectual property.

2.7.	[ ] Redacted, proprietary unpublished intellectual property.

2.8.	[ ] Redacted, proprietary unpublished intellectual property.

2.9.	[ ] Redacted, proprietary unpublished intellectual property.

2.10.	[ ] Redacted, proprietary unpublished intellectual property.

2.11.	[ ] Redacted, proprietary unpublished intellectual property.

2.12.	[ ] Redacted, proprietary unpublished intellectual property.

2.13.	[ ] Redacted, proprietary unpublished intellectual property.
3. ID 1567 and New Inhibitors of IAPP Fibril Formation and Uses Thereof
3.1.1.	Worldwide Exclusive License from Neurochem Inc. to 4126335 Canada Inc. dated May 7th, 2003;

3.1.2.	Worldwide Exclusive License from 4126335 Canada Inc. to Innodia Inc. dated May 7th, 2003.

3.1.3.	Amendment dated March 22nd, 2006 to the License Agreement of May 7, 2003

Schedule 6.14.2
Confidentiality Agreements

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SCHEDULE « A »
« WAIVER OF INTELLECTUAL PROPERTY RIGHTS »
1.	I, NAME, understand that during my employment contract, I shall take part in the research and development work at Innodia Inc.

2.	I will not publish in any form, being oral or written, any information in the property of Innodia without pre-written consent from Innodia Inc.

3.	I promise to take all necessary measures to protect the confidential information and to prevent any disclosure of the said information and intellectual property elements already made public and to impede such disclosure.

4.	I undertake, at the end of my participation to the research and development work, to remit to Innodia Inc. all originals and all copies of documents or items related to research and development activities (including the following documents, namely: correspondence, files, drawings, summaries, forecasts, formulas, memos, lists, reports, models, prototypes, books, laboratory booknotes, notes and patents) that I could possess or that could be under my supervision and that could contain confidential information.

5.	I promise that during the execution of any and all research and development work that I participate in, that I will disclose in a timely manner and in confidentiality the inventions, discoveries or improvements that I will have contributed to create alone or with others.

6.	I waive any and all rights (author’s, moral and proprietary rights) that I may now or in the future have in any intellectual property developed in the course of my employment with Innodia Inc.

7.	I hereby assign and transfer to Innodia Inc. all worldwide rights, title and interest in any and all intellectual property developed, either alone or jointly with others, in the course of my employment with Innodia Inc. or with the use or assistance of the facilities, materials or personnel owned, leased, occupied or controlled by Innodia Inc.

8.	During my employment and thereafter, I promise to take all necessary measures to sign all documents related to intellectual property rights that will give full effect to this assignment and waiver.
     I SIGNED AT LAVAL THIS                 DAY OF JUNE 2008.

[ ] Name of employee has been redacted.	NAME

ANNEXE « A »
« RENONCIATION DES DROITS DE PROPRIÉTÉ INTELLECTUELLE »
1.	Je, NOM, comprends que durant mon contrat d’emploi, je prendrai part dans la recherche et le travail de développement chez Innodia Inc.

2.	Je ne publierai sous aucune forme, tant à l’orale qu’à l’écrit, de l’information sous la propriété d’Innodia sans le consentement pré autorisé d’Innodia Inc.

3.	Je promets de prendre toutes les précautions nécessaires afin de protéger l’information confidentielle et de prévenir toute divulgation de ladite information et les éléments de propriété intellectuelle déjà rendus public afin d’entraver toute divulgation.

4.	Je m’engage à remettre à Innodia Inc., à la fin de ma participation au travail de recherche et développement, tous les originaux et copies de documents ou items rattachés à la recherche et au développement des activités (incluant les documents suivants : correspondance, dossiers, esquisses, résumés, prévisions, formules, mémos, listes, rapports, modèles, prototypes, livres, cahiers de laboratoire, notes et patentes) que je pourrais avoir en ma possession ou qui pourrait être sous ma supervision et qui pourrait contenir de l’information confidentielle.

5.	Durant l’exécution de toute recherche et développement à laquelle je participe je promets de divulguer d’une manière ponctuelle et confidentielle les inventions, découvertes ou améliorations dans lesquelles j’aurais contribué à créer soit seule ou avec d’autres.

6.	Je renonce pleinement et inconditionnellement à tous les droits d’auteur, droits moraux et droits exclusifs que j’ai ou pourrais avoir à l’avenir dans la propriété intellectuelle développée dans le cadre de mon emploi auprès de Innodia Inc.

7.	Je cède et transfère par les présentes à Innodia Inc. tous les droits, titres et intérêts que je détiens dans la propriété intellectuelle créée, seul ou avec l’aide d’autres personnes, dans le cours normal de mon emploi chez Innodia Inc. ou au moyen des installations, biens matériels ou personnel détenus, loués ou occupés par Innodia Inc. ou sous le contrôle de cette dernière.

8.	Durant la période de mon emploi et par la suite, je promets de prendre toutes les mesures nécessaires afin de signer tous les documents relatifs à la propriété intellectuelle qui donneront plein pouvoir à cette renonciation et cession.
     J’AI SIGNÉ À LAVAL EN CE            JOUR DE JUIN 2008.

[ ] Name of employee has been redacted.	NOM

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SCHEDULE 6.16
Outstanding Warrants and Options

Name	Issued Date	Number	Exercise Price		Expiry
[ ] Names of warrant holders have been redacted.	July 15, 2002	100,917	$2,835	Cdn	July 15, 2008*
[ ]	Nov. 19, 2002	20,183	$4,955	US	Nov. 19, 2008
[ ]	Oct. 1, 2004	916,965	$2,835	Cdn	April 28, 2015

*	The BioMedicine warrants were issued with an exercise price of $4.95 USD and were repriced to $2,835 Cdn on May 7, 2003.
In addition, in 2003 the Corporation has issued a performance warrants in connection with its Class A1 Preferred financing, providing its holder with the right to subscribe to Common shares of the Corporation upon the entry of a U.S. Based Investor into the Corporation Class B Preferred financing as a result of the intervention of such holder. The number of Common shares exercisable equal to seven percent (7%) of the aggregate amount invested by the U.S. Investor divided by $1.70 and expires on July 14, 2008.
In addition, in connection with the convertible debentures issued on March 31, 2006, the Corporation issued to the debenture holders warrants to purchase a total of 1,763,394 common shares of the Corporation at an exercise price of $2.8354 per share for a period of five years from the conversion of the debentures on September 30, 2007.

Schedule 6.21
Employees
     The following is a complete list of all persons who are working on Innodia’s Project.

Name	Status
[ ] Names of employees have been redacted.	Chief Operating Officer

[ ]	Vice-President, Research and CSO

[ ]	Vice-President, Clinical Development

[ ]	Director, Chemistry

[ ]	Director, Preclinical Pharmacology

[ ]	Accountant

[ ]	Research Scientist

[ ]	Principal Scientist

[ ]	Research Scientist, Bio-Analytical

[ ]	Research Associate

[ ]	Research Associate

[ ]	Research Associate

[ ]	Research Associate

[ ]	Research Coordinator

[ ]	Research Associate

[ ]	Research Assistant

[ ]	Research Assistant

[ ]	Animal Technician

[ ]	Animal Technician

[ ]	Animal Technician

[ ]	Animal Technician

Name	Status
[ ]	Executive Assistant

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Schedule 11.4
Draft Legal Opinion

Exhibit A
Articles of Incorporation

Exhibit B
By-Laws

Exhibit C
Selling Shareholder Addresses

Shareholder	Address

[ ] Names of shareholders have been redacted	[ ] Addresses of shareholders have been redacted
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]

Shareholder	Address

[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]

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